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Filed Pursuant to Rule 424(B)(5)
Registration Statement No. 333-117655

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 27, 2004)

3,500,000 Shares

 Common Stock

We are offering for sale 3,500,000 shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "OHI." On December 9, 2004, the last reported sale price of our common stock on the NYSE was $11.96 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$11.960	$41,860,000

Underwriting discounts and commissions	$0.598	$2,093,000

Proceeds, before expenses	$11.362	$39,767,000

The underwriters may also purchase up to an additional 525,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $2,406,950, and the total proceeds, before expenses, to us will be $45,732,050.

The underwriters are offering the shares of our common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about December 15, 2004.

Sole Book-Running Manager

UBS Investment Bank

Co-Managers

Banc of America Securities LLC
Deutsche Bank Securities
Legg Mason Wood Walker
Incorporated

The date of this prospectus supplement is December 10, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of shares of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of any offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

This prospectus supplement includes market share, industry data and forecasts that we obtained from the United States Census Bureau and the Centers for Medicare and Medicaid Services, or CMS. In this prospectus supplement, we refer to additional information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

In this prospectus supplement, the terms "Omega," "we," "company," "us," and "our" refer to Omega Healthcare Investors, Inc. and its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Unless otherwise stated in this prospectus supplement, we have assumed throughout this prospectus supplement that the underwriters' over-allotment option is not exercised.

i

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and accompanying prospectus, including the "Risk factors," the financial data and related notes, and the reports incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

OUR COMPANY

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities and, to a lesser extent, assisted living and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt and equity securities, the assumption of secured indebtedness, or a combination of these methods.

Our portfolio of investments at September 30, 2004 consisted of 208 healthcare facilities, located in 29 states and operated by 39 third-party operators. This portfolio was made up of:

–>
157 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties;

–>
fixed rate mortgages on 46 long-term healthcare facilities; and

–>
three long-term healthcare facilities that were recovered from customers and closed.

As of September 30, 2004, our gross investments in healthcare facilities, net of impairments, totaled $843.3 million. In addition, we also held miscellaneous investments of approximately $34.4 million, consisting primarily of secured loans to third-party operators of our facilities.

For the nine months ended September 30, 2004, we generated operating revenue of $66.2 million, net income of $4.3 million, and a deficit of $32.5 million of funds from operations, or FFO. FFO is not a financial measure recognized under generally accepted accounting principles in the United States of America, or GAAP, and, therefore, should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. For more information with respect to FFO and a reconciliation of FFO to GAAP net income, see footnote 1 in the section entitled "Summary Historical Financial Information."

OUR PROPERTY INVESTMENTS

We own a diversified portfolio of assets. The following table summarizes our property investments as of September 30, 2004:

Investment structure/operator	No. of beds	No. of facilities	Occupancy percentage(1)	Gross investment

				(In thousands)
Purchase/leaseback(2)
Sun Healthcare Group, Inc.	3,561	33	85	$156,761
Advocat, Inc.	2,997	29	77	91,567
Seacrest Healthcare	950	7	86	55,020
Haven Healthcare	841	7	94	48,633
HQM of Floyd County, Inc.	643	6	90	37,218
Alden Management Services, Inc	868	4	57	31,727
Mark Ide Limited Liability Company	832	8	84	24,300
Harborside Healthcare Corporation	465	4	90	22,868
Alterra Healthcare Corporation	273	7	75	22,216

Senior Management	863	5	75	22,064
StoneGate Senior Care LP	664	6	86	21,781
CommuniCare Health Services	260	2	70	20,360
Claremont Health Care Holdings, Inc.	268	2	94	20,200
Infinia Properties of Arizona, LLC	378	4	61	18,375
USA Healthcare, Inc.	489	5	82	15,029
Conifer Care Communities, Inc.	195	3	88	14,365
Washington N&R, LLC	286	2	79	12,152
Peak Medical of Idaho, Inc.	224	2	69	10,500
Triad Health Management of Georgia II, LLC	304	2	99	10,000
The Ensign Group, Inc.	271	3	93	9,656
Lakeland Investors, LLC	300	1	63	8,522
Hickory Creek Healthcare Foundation, Inc.	138	2	89	7,250
American Senior Communities, LLC	78	2	86	6,195
Liberty Assisted Living Centers, LP	120	1	97	5,995
Emeritus Corporation	52	1	73	5,674
Longwood Management Corporation	185	2	92	5,425
Eldorado Care Center, Inc. & Magnolia Manor, Inc.	167	2	38	5,100
Nexion Management	131	1	96	4,603
LandCastle Diversified LLC	238	2	61	3,900
Generations Healthcare, Inc.	60	1	70	3,007
Carter Care Centers, Inc.	117	2	70	2,878
Parkview Esko of Paris, Inc./Lamar Healthcare, Inc.	102	1	74	2,540

	17,320	159	81	725,881
Closed facilities
Closed Facilities	—	3	—	3,779

	—	3	—	3,779
Fixed rate mortgages(3)
Mariner Health Care, Inc.	1,618	12	93	59,689
Essex Healthcare Corporation	633	6	76	13,961
Advocat, Inc.	423	4	84	12,687
Parthenon Healthcare, Inc.	300	2	76	10,803
Hickory Creek Healthcare Foundation, Inc.	667	15	79	9,997
Texas Health Enterprises/HEA Mgmt. Group, Inc	408	3	68	2,713
Evergreen Healthcare	191	2	67	1,858
Covenant Care Midwest, Inc.	150	1	61	1,572
Paris Nursing Home, Inc.	144	1	70	407

	4,534	46	82	113,687

Total	21,854	208	81	$843,347

(1)
Represents the most recent data provided by our operators.

(2)
Certain of our lease agreements contain purchase options that permit the lessees to purchase the underlying properties from us. Some of these purchase options could result in us receiving less than fair market value for such facility. As of the date of this prospectus supplement, leases applicable to approximately 11.6% of our total gross investments contain purchase options. The purchase options relating to 2.5% are currently exercisable, the purchase options relating to 1% are exercisable at specified times during the next four years, and the purchase options relating to 8.1% are exercisable in ten years.

(3)
In general, many of our mortgages contain prepayment provisions that permit prepayment of the outstanding principal amounts thereunder. On December 10, 2004, Professional Healthcare Management Inc., an affiliate of Mariner Health

  Care, Inc., or Mariner, notified us that it intends to exercise its right to fully prepay the principal amount owed to us under a promissory note secured by a mortgage with an interest rate of 11.57% on February 1, 2005. For more information, see "Recent Developments—Mariner mortgage prepayment."

COMPETITIVE STRENGTHS

Geographically diverse property portfolio.    Our portfolio of properties is broadly diversified by geographic location. We have healthcare facilities located in 29 states. Only one state comprised more than 10% of our rental and mortgage income in 2003. In addition, approximately 86% of our 2003 rental and mortgage income was derived from facilities in states that require state approval for development and expansion of healthcare facilities. We believe that such state approvals may limit competition for our operators and enhance the value of our properties.

Large number of tenants.    Our facilities are operated by 39 different public and private healthcare providers. Except for Sun Healthcare Group, Inc., or Sun, and Advocat, Inc., or Advocat, which together represent approximately 31% of our portfolio (by investment), no single tenant represents greater than 10% of our portfolio (by investment).

Significant number of long-term leases and mortgage loans.    A large portion of our portfolio consists of long-term lease and mortgage agreements. Approximately 89% of our leases and mortgages have primary terms that expire in 2010 or later. Our leased real estate properties are leased under provisions of single facility leases or master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the master leases provide for minimum annual rentals that are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying properties, with certain limits.

Experienced management team.    The top four members of our executive team average over 16 years of experience in the long-term healthcare industry. We believe that the long, accomplished tenure of our management team helps to distinguish us from our competitors in the long-term healthcare industry.

OUR STRATEGY

In making investments in properties, we generally have focused on established, creditworthy, middle-market healthcare operators that meet our standards for quality and experience of management. We have sought to diversify our investments in terms of geographic locations and operators. In evaluating potential investments, we consider such factors as:

–>
the quality and experience of management and the creditworthiness of the operator of the facility;

–>
the facility's historical and forecasted cash flow and its ability to meet operational needs, capital expenditure requirements and lease or debt service obligations, providing a competitive return on investment to us;

–>
the construction quality, condition and design of the facility;

–>
the geographic area of the facility;

–>
the tax, growth, regulatory and reimbursement environment of the jurisdiction in which the facility is located;

–>
the occupancy and demand for similar healthcare facilities in the same or nearby communities; and

–>
the payor mix of private, Medicare and Medicaid patients.

We prefer to invest in equity ownership of properties. Due to regulatory, tax or other considerations, we sometimes pursue alternative investment structures, including convertible participating and participating mortgages, that can achieve returns comparable to equity investments.

OUR INDUSTRY

We are a REIT that invests in income-producing healthcare facilities, principally long-term care facilities located in the United States. Within this long-term care industry, we focus specifically on the approximately $100 billion United States nursing home market by providing lease or mortgage financing to operators of skilled nursing facilities and, to a lesser extent, assisted living and acute care facilities. There are approximately 16,500 nursing homes with approximately 1.7 million total beds certified to provide Medicare and/or Medicaid services in the United States. The nursing home industry is highly fragmented. The ten largest for-profit chains combined control approximately 16% of the industry's beds, with the largest company operating just under 3% of the industry's beds.

The aging population and increased life expectancies are the primary growth drivers for long-term care facilities. According to the United States Census Bureau, in 2000, there were approximately 35 million Americans aged 65 or older, comprising approximately 12% of the total United States population. The number of Americans aged 65 or older is expected to climb to approximately 40.0 million by 2010 and to approximately 54.0 million by 2020. In addition to positive demographic trends, the demand for the services provided by operators of long-term care facilities is expected to increase substantially during the next decade due primarily to the impact of cost containment measures by government and private-pay sources resulting in higher acuity patients being transferred more quickly from hospitals to less expensive care settings such as skilled nursing facilities. National nursing home expenditures are expected to grow from $103.2 billion in 2002 to $184.8 billion in 2013, representing a 5.4% compounded annual growth rate. We believe that these trends will support a growing demand for the services provided by nursing and assisted living facility operators, which in turn will support a growing demand for our properties.

In recent years, Congress has enacted three significant laws that have dramatically altered payments to operators of skilled nursing facilities. Beginning with the passage of the Balanced Budget Act of 1997, or the Balanced Budget Act, payments for Medicare services were reduced and extensive changes in the Medicare and Medicaid programs were made. Congress twice passed legislation intended to mitigate temporarily the reduction in Medicare reimbursement rates for skilled nursing facilities caused by the Balanced Budget Act. These bills were the Medicare, Medicaid, and SCHIP Balanced Budget Refinement Act of 1999, or the Balanced Budget Refinement Act, and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or the Benefits Improvement and Protection Act. These acts implemented several temporary payment increases for services provided in skilled nursing facilities. Two of these temporary payment increases, a 20% increase for 15 resource utilization groups, or RUGS, and a 6.7% increase for 11 other RUGs, remain in effect. As of October 1, 2002, a 4% across-the-board increase in reimbursement rates for RUGs and a 16.7% increase in the nursing component provided for in these acts expired. The payment rates implemented in the final updates to the prospective payment system rules for skilled nursing facilities for federal fiscal years 2003 and 2004, however, have partially mitigated some of the negative effects of this expiration.

Furthermore, Medicaid programs, which are administered at the state level and are a significant source of revenues for our operators, are impacted by fluctuations in state budgets. The recent economic climate has had a detrimental effect on state revenues in most regions of the United States. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing services in the states in which we maintain facilities.

In large part as a result of the 1997 changes in Medicare reimbursement of services provided by skilled nursing facilities and reimbursement cuts imposed under state Medicaid programs, a number of operators of our properties have encountered significant financial difficulties during the last several years. Some of these operators, including Sun, Integrated Health Services, or IHS, and Mariner filed for bankruptcy protection. Other operators were required to undertake significant restructuring efforts. We have restructured our arrangements with many of our operators by renegotiating lease and mortgage terms, re-leasing properties to new operators and closing and/or disposing of properties.

RECENT DEVELOPMENTS

Re-leasing activity

Alterra Healthcare.    On October 1, 2004, we re-leased one assisted living facility formerly leased to Alterra Healthcare located in Ohio and representing 36 beds to a new operator under a single facility lease. This lease has a three-year term and an annual rent of $240,000.

Sun Healthcare Group, Inc.    Effective November 1, 2004, we re-leased two skilled nursing facilities formerly leased by Sun and both located in California. The first, representing 59 beds, was re-leased to a new operator under a single facility lease with a ten-year term and an initial annual lease rate of approximately $200,000. The second, representing 98 beds, was also re-leased to a new operator under a single facility lease with a three and a half-year term and an initial annual lease rate of approximately $81,000.

New investments

American Health Care Centers, Inc.    Effective October 12, 2004, we entered into a binding Put Agreement, or the Put, whereby we agreed to buy the stock and/or assets of 13 skilled nursing facilities in Ohio for a purchase price of approximately $79 million. The holder of the Put, American Health Care Centers, Inc., or American, and its affiliated companies paid us $1,000 for the Put and agreed to eliminate their right to prepay their current mortgage with us in the event the option is not exercised. American has 90 days from the effective date of the Put in which to exercise its option to sell the properties to us, and if the option is exercised, then the transaction is expected to close within 10 days. A portion of the purchase price equal to approximately $7 million was paid by Omega to American in 1997 to obtain a separate option to acquire the properties and will now be applied to the purchase price in the event the Put is exercised by American. The 13 properties are currently subject to a master lease with Essex Healthcare Corporation, or Essex. If the Put is exercised, we would expect the current lease with Essex to continue in effect.

The existing lease with Essex is scheduled to expire on November 30, 2010. In 2005, annual payments under the lease are expected to be approximately $7.9 million with annual increases thereafter.

We previously made a $14 million mortgage loan to American and its affiliates, encumbering six of the 13 properties. The $14 million mortgage loan will be deducted from the purchase price at closing, making our net investment of new capital approximately $58 million, after applying the $7 million purchase option price and the $14 million owing to us under the mortgage loan.

Guardian LTC Management, Inc.    On November 2, 2004, we purchased 14 skilled nursing facilities and one assisted living facility from subsidiaries of Guardian LTC Management, Inc., or Guardian, for a total investment of $72.4 million. Thirteen of the facilities are located in Pennsylvania and two in Ohio. The 15 facilities were simultaneously leased back to the sellers, which are subsidiaries of Guardian, under a new master lease effective November 2, 2004. On December 3, 2004, we purchased one additional facility located in West Virginia from the sellers for an additional $7.7 million. The West Virginia facility is a combined skilled nursing facility and rehabilitation hospital. The West Virginia facility was added to the master lease on December 3, 2004.

Rent under the master lease is $8.2 million for the first lease year commencing November 2, 2004, with annual increases thereafter. The term of the master lease is ten years and runs through October 31, 2014, followed by four renewal options of five-years each. We also received a security deposit equivalent to three months rent.

CommuniCare Health Services, Inc.    We closed a first mortgage loan on November 1, 2004, in the amount of $6.5 million on one skilled nursing facility in Cleveland, Ohio. The operator of the facility is an affiliate of CommuniCare Health Services, Inc., an existing Omega tenant. The term of the mortgage is ten years and carries an interest rate of 11%. We received a security deposit equivalent to three months interest.

7% Senior Notes due 2014

On March 22, 2004, we issued $200 million aggregate principal amount of 7% Senior Notes due 2014, or the initial notes, through a private placement to qualified institutional buyers pursuant to Rule 144A and in offshore transactions pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, or the Securities Act. We used proceeds from the offering of the initial notes to replace and terminate our previous $225 million senior secured credit facility and $50 million acquisition credit facility, or the prior credit facility. The initial notes, which are unsecured, bear an interest rate of 7%, payable semi-annually in arrears on April 1 and October 1 of each year. The initial notes mature on April 1, 2014. The initial notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by our subsidiaries.

On November 8, 2004, we issued an additional $60 million aggregate principal amount of 7% Senior Notes due 2014, or the new notes, through a private placement to qualified institutional buyers pursuant to Rule 144A and in offshore transactions pursuant to Regulation S promulgated under the Securities Act. The new notes, together with the initial notes, constitute part of a single class of securities. Immediately after giving effect to the issuance of the new notes, we had outstanding $260 million aggregate principal amount of our 7% Senior Notes due 2014.

Senior revolving credit facility

On March 22, 2004, we entered into an agreement with Banc of America Securities LLC, as lead arranger, Bank of America, N.A., as administrative agent and a lender, and a syndicate of other financial institutions as lenders, including UBS Loan Finance LLC and Deutsche Bank AG, to provide a $125 million senior secured four-year revolving credit facility, to which we refer in this prospectus supplement as our senior revolving credit facility. The borrowers under the senior revolving credit facility are certain of our subsidiaries that hold borrowing base properties. We guarantee the obligations of these subsidiaries under the senior revolving credit facility. On April 30, 2004, we exercised our right to increase the revolving commitments under the senior revolving credit facility by an additional $50 million to $175 million. On November 5, 2004, we amended the senior revolving credit facility to permit further increases of the revolving commitments under the senior revolving credit facility by an additional $125 million, up to $300 million in the future. On December 2, 2004, we exercised our right to increase the aggregate revolving committed amount under the senior revolving credit facility by $25 million to an aggregate of $200 million.

As of the date of this prospectus supplement, we have $60 million in borrowings outstanding under our senior revolving credit facility.

Mariner mortgage prepayment

On December 10, 2004, Mariner notified us of its intention to exercise its right to prepay in full the $59.7 million aggregate principal amount owed to us under a promissory note secured by a mortgage with an interest rate of 11.57%, together with the required prepayment premium of three percent of the outstanding principal balance and all accrued and unpaid interest, on February 1, 2005. In addition, pursuant to certain provisions contained in the promissory note, Mariner will pay to us an amendment fee owing for the period ending on February 1, 2005.

CORPORATE INFORMATION

We were incorporated in the State of Maryland on March 31, 1992. Our principal executive offices are located at 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, and our telephone number is (410) 427-1700. Additional information regarding our company is set forth in the documents on file with the Securities and Exchange Commission, or SEC, and incorporated by reference in this prospectus supplement. See "Incorporation of certain information by reference" and "Where you can find more information."

The offering

Common stock we are offering	3,500,000 shares.
Common stock to be outstanding immediately after the offering	50,292,140 shares.
New York Stock Exchange symbol	OHI
Use of proceeds
We expect to use the net proceeds of this offering to repay approximately $39.3 million of indebtedness outstanding under our senior revolving credit facility. We may also use the net proceeds of this offering for working capital and general corporate purposes. See "Use of Proceeds."
Risk factors
This investment involves a high degree of risk. See the section entitled "Risk Factors" beginning on page S-10 of this prospectus supplement for a discussion of certain factors you should consider before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering is based on approximately 46,792,140 shares outstanding as of November 30, 2004 and excludes:

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557,368 shares of our common stock issuable upon exercise of options outstanding as of November 30, 2004 at a weighted average exercise price of $3.872 per share;

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1,647,565 shares of our common stock available for issuance under our dividend reinvestment and common stock purchase plan as of November 30, 2004;

–>
2,920,400 shares of our common stock available for future grants under our 2000 Stock Incentive Plan and our 2004 Stock Incentive Plan as of November 30, 2004;

–>
317,500 unvested shares of our restricted common stock; and

–>
525,000 shares of our common stock that may be purchased by underwriters to cover over-allotments, if any.

Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary historical financial information

The following table sets forth summary consolidated financial data as of the dates and for the periods presented. The operating data and other financial data as of, and for each of the years during the three-year period ended, December 31, 2003, have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The operating data and other financial data as of and for each of the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements. The operating data, other financial data and balance sheet data as of, and for the nine months ended, September 30, 2003 and September 30, 2004, have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements for the fiscal quarter ended September 30, 2004 and the related notes incorporated by reference in this prospectus supplement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Operating data:
Revenues:
Operations	$120,385	$98,325	$88,082	$90,699	$84,080	$63,147	$66,211
Nursing home operations	1,050	167,287	162,042	42,905	4,601	3,456	—
Other	—	—	—	—	2,187	2,187	—

Total revenues	121,435	265,612	250,124	133,604	90,868	68,790	66,211
Interest Expense	42,947	42,400	33,204	27,381	23,388	17,964	36,784
(Loss) income from continuing operations	18,966	(43,250)	(15,588)	(3,744)	23,341	16,475	4,772
Net (loss) income available to common	10,040	(66,485)	(36,651)	(34,761)	2,915	2,760	(49,021)
Other financial data:
Depreciation and amortization	23,396	22,340	21,300	20,538	20,985	15,745	16,002
Funds from operations(1)	44,758	(53,209)	(12,591)	(16,985)	24,490	16,101	(32,528)
	As of September 30, 2004
	Actual	Pro forma(2)	Pro forma, as adjusted(3)

	(In thousands)
Balance sheet data:
Cash	$3,303	$3,303	$3,303
Gross investments	877,746	964,346	964,346
Total assets	746,682	833,282	833,282
Total debt(4)	340,170	428,120	388,853
Stockholders' equity	384,432	384,432	423,699

(1)
We consider funds from operations, or FFO, to be a key measure of a REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. FFO available to common stockholders is the lower of funds from operations and funds from operations adjusted for the assumed conversion of our Series C cumulative preferred stock, or Series C preferred stock, for periods in which the Series C preferred stock was outstanding. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other real estate investment trusts, or REITs, that do not use the same definition of implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investor and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income. In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the table included below, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table is a reconciliation of net income (loss) available to common to FFO:

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Net income (loss) available to common	$10,040	$(66,485)	$(36,651)	$(34,761)	$2,915	$2,760	$(49,021)
(Deduct gain) add back loss from real estate dispositions(a)	10,507	(9,989)	677	(2,548)	149	(2,778)	488

	20,547	(76,474)	(35,974)	(37,309)	3,064	(18)	(48,533)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(b)	24,211	23,265	22,066	21,270	21,426	16,119	16,005
Adjustments of derivatives to fair market value	—	—	1,317	(946)	—	—	—

FFO	$44,758	$(53,209)	$(12,591)	$(16,985)	$24,490	$16,101	$(32,528)

  (a)
  The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The nine months ended September 30, 2004 net loss add back includes a $0.5 million loss related to facilities classified as discontinued operations.

  (b)
  The add back of depreciation and amortization includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The 1999, 2000, 2001, 2002 and 2003 and nine months ended September 30, 2003 and 2004 includes depreciation of $0.8 million, $0.9 million, $0.8 million, $0.7 million, $0.4 million, $0.4 million and $2,000, respectively, related to facilities classified as discontinued operations.

(2)
On a pro forma basis giving effect to the issuance in November 2004 of $60 million aggregate principal amount of additional 7% Senior Notes due 2014, including the related premium, and the completion of new investments and borrowings under our senior revolving credit facility since October 1, 2004.

(3)
On a pro forma as adjusted basis giving effect to our sale of the common stock in this offering at an offering price of $11.96 per share and the receipt of the estimated net proceeds of this sale, the assumed application of the approximately $39.3 million of net proceeds to repay a portion of our outstanding borrowings under our senior revolving credit facility, the issuance in November 2004 of $60 million aggregate principal amount of additional 7% Senior Notes due 2014, including the related premium, and the completion of new investments and borrowings under our senior revolving credit facility since October 1, 2004.

(4)
Total debt includes long-term debt and current maturities of long-term debt.

Risk factors

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the events described in the following risk factors occurs, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

RISKS RELATED TO THE OPERATORS OF OUR FACILITIES

Our financial position could be weakened if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

Our recent efforts to restructure and stabilize our portfolio may not prove to be successful.

In large part as a result of the 1997 changes in Medicare reimbursement of services provided by skilled nursing facilities and reimbursement cuts imposed under state Medicaid programs, a number of operators of our properties have encountered significant financial difficulties during the last several years. In 1999, our investment portfolio consisted of 216 properties and our largest public operators (by investment) were Sun, IHS, Advocat and Mariner. Some of these operators, including Sun, IHS and Mariner, subsequently filed for bankruptcy protection. Other of our operators were required to undertake significant restructuring efforts. We have restructured our arrangements with many of our operators whereby we have renegotiated lease and mortgage terms, re-leased properties to new operators and have closed and/or disposed of properties. At September 30, 2004, our investment portfolio consisted of 208 properties and our largest public operators (by investment) were Sun (18.6%), Advocat (12.3%), and Mariner (7.1%). Our largest private company operators (by investment) were Seacrest Healthcare (6.5%) and Haven Healthcare (5.8%). We are aware of four properties in our portfolio located in Illinois and operated by a single operator where facility operations are currently insufficient to meet rental payments due to us under our leases for these facilities. In addition, one operator of two of our properties is currently in default of its lease to us. It is possible that we will need to take steps to restructure this portion of our portfolio (which represents less than 4.0% of our portfolio by investment), or other properties in our portfolio with respect to which our operators encounter financial difficulty. We cannot assure you that our recent efforts to restructure and stabilize our property portfolio will be successful.

The bankruptcy, insolvency or financial deterioration of our operators could delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain protections to a party that has filed for bankruptcy that may render certain of these remedies unenforceable, or, at the very least, delay our ability to pursue such remedies. In addition, an operator in bankruptcy may be able to restrict our ability to collect unpaid rent or mortgage payments during the bankruptcy case.

If one of our lessees seeks bankruptcy protection, Title 11 of the United States Code, or the Bankruptcy Code, provides that a trustee in a liquidation or reorganization case under the Bankruptcy Code, or a debtor-in-possession in a reorganization case under the Bankruptcy Code, has the option to assume or reject the unexpired lease obligations of a debtor-lessee. However, our lease arrangements with operators who operate more than one of our facilities are generally made pursuant to a single master lease covering all of that operator's facilities leased from us. Subject to certain restrictions, a debtor-lessee under a master lease agreement would generally be required to assume or reject a master lease as a whole, rather than making the decision on a facility by facility basis, thereby preventing the debtor-lessee from assuming only the better performing facilities and terminating the leasing arrangement with respect to the poorer performing facilities. Whether or not a court would require a master lease agreement to be assumed or rejected as a whole would depend on a number of factors, including applicable state law, the parties' intent, whether the master lease agreement and related documents were executed contemporaneously, the nature and purpose of the relevant documents, whether there was separate and distinct consideration for each lease, and the provisions contained in the relevant documents, including whether the relevant documents are interrelated and contain ample cross-references. Therefore, it is not possible to predict how a bankruptcy court would decide this issue.

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Assumption of leases.    In the event that an unexpired lease is assumed by or on behalf of the debtor-lessee, any defaults, other than those created by the financial condition of the debtor-lessee, the commencement of its bankruptcy case or the appointment of a trustee, would have to be cured and all the pecuniary obligations thereunder generally would be entitled to a priority over other unsecured claims. Generally, unexpired leases must be assumed in their totality; however, a bankruptcy court has the power to refuse to enforce certain provisions of a lease, such as cross-default provisions or penalty provisions, that would otherwise prevent or limit the ability of a debtor-lessee from assuming or assuming and assigning to another party the unexpired lease.

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Rejection of leases.    Generally, the debtor-lessee is required to make rent payments to us during its bankruptcy unless and until it rejects the lease. The rejection of a lease is deemed to be a pre-petition breach of the lease and the lessor's claim arising therefrom may be limited to any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of (a) one year, and (b) 15%, not to exceed three years, of the remaining term of such lease, following the earlier of (i) the petition date and (ii) repossession or surrender of the leased property. Although the amount of a lease rejection claim may be subject to the statutory cap described above, the lessor should receive the same percentage recovery on account of its claim as other holders of allowed pre-petition unsecured claims receive from the bankruptcy estate. If the debtor-lessee rejects the lease, the facility would be returned to us. In that event, if we were unable to re-lease the facility to a new operator on favorable terms or only after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to the property and thereafter making substantial improvements or repairs in order to maximize the facility's investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against our exercise of enforcement or other remedies and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay provisions of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is first obtained from the court having jurisdiction over the bankruptcy case. High "loan to value" ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval and licensure process of any federal, state or local agency necessary for the replacement of the previous operator licensed to manage the facility. In some instances, we may take possession of a property and such action could expose us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

Operators that fail to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators' costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

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Medicare and Medicaid.    A significant portion of our skilled nursing facility operators' revenue is derived from governmentally-funded reimbursement programs, primarily Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from such programs. Loss of certification or accreditation could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our operators and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our operators' revenues, potentially jeopardizing their ability to meet their obligations to us.

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Licensing and certification.    Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss or suspension of licensure would prevent a facility from operating or result in a suspension of reimbursement payments until all licensure issues have been resolved and the necessary licenses obtained or reinstated. Our skilled nursing facilities require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may be unable to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time.

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Fraud and abuse laws and regulations.    There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Furthermore, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, in cooperation with other federal and state agencies, continues to focus on the activities of skilled nursing facilities in certain states in which we have properties. In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, these so-called "whistleblower" suits have become more frequent. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility.

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Legislative and regulatory developments.    Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is one example of such legislation, was enacted in late 2003. The Medicare reimbursement changes for the long-term care industry under this Act are limited to a temporary increase in the per diem amount paid to skilled nursing facilities for residents who have AIDS. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the expanded prescription drug benefit, could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements, a federal "Patient Protection Act" to protect consumers in managed care plans, efforts to improve quality of care and reduce medical errors throughout the health care industry and hospital cost-containment initiatives by public and private payors. We cannot accurately predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Regulatory proposals and rules are released on an ongoing basis that may have a major impact on the healthcare system generally and the skilled nursing and long-term care industries in particular.

Our operators depend on reimbursement from governmental and other third-party payors and reimbursement rates from such payors may be reduced.

Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for services provided by our operators has in the past, and could in the future, result in a substantial reduction in our operators' revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our operators, which are currently being reimbursed by Medicare, Medicaid or private third-party payors.

Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our operators' liquidity, financial condition and results of operations, which could cause the revenues of our operators to decline and potentially jeopardize their ability to meet their obligations to us.

Our operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their lease and mortgage payments to us.

As is typical in the healthcare industry, our operators are often subject to claims that their services have resulted in resident injury or other adverse effects. Many of these operators have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by our operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to operators due to state law prohibitions or limitations of availability. As a result, our operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on an operator's financial condition. If an operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if an operator is required to pay uninsured punitive damages, or if an operator is subject to an uninsurable government enforcement action, the operator could be exposed to substantial additional liabilities.

Increased competition as well as increased operating costs have resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. We cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

The market for qualified nurses, healthcare professionals and other key personnel is highly competitive and our operators may experience difficulties in attracting and retaining qualified personnel. Increases in labor costs due to higher wages and greater benefits required to attract and retain qualified healthcare personnel incurred by our operators could affect their ability to pay their lease or mortgage payments. This situation could be particularly acute in certain states that have enacted legislation establishing minimum staffing requirements.

RISKS RELATED TO US AND OUR OPERATIONS

In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all future capital needs, including capital needs to make investments and to satisfy or refinance maturing commitments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years and our need to stabilize our portfolio have limited our access to capital. Our potential capital sources include, but are not limited to:

Equity financing.    As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time including:

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the extent of investor interest;

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the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

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our financial performance and that of our operators;

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the contents of analyst reports about us and the REIT industry;

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general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

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our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

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other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Debt financing/leverage.    Financing for future investments and our maturing commitments may be provided by borrowings under our senior revolving credit facility, private or public offerings of debt,

the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make timely payments of interest, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. Our degree of leverage could have important consequences to stockholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Certain of our operators account for a significant percentage of our revenues.

Based on existing contractual rent and lease payments regarding the restructuring of certain existing investments, Advocat and Sun each account for over 10% of our current contractual monthly revenues, with Sun accounting for approximately 20% of our current contractual monthly revenues. Additionally, our top five operators account for approximately 54% of our current contractual monthly revenues. The failure or inability of any of these operators to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline. For information regarding our agreements with Sun, see "Management's discussion and analysis of financial condition and results of operation—Portfolio developments—Sun Healthcare Group, Inc."

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, or newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations. While we are currently evaluating certain possible acquisitions, we are not currently a party to any definitive agreement, commitment or understanding with respect to any material acquisitions, except for our Put Agreement with American. For information regarding our agreement with American, see "Recent Developments—New investments—American Health Care Centers, Inc."

Our assets may be subject to impairment charges.

We periodically, but not less than annually, evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse affect on our results of operations and funds from operations in the period in which the write-off occurs.

We may not be able to sell certain closed facilities for their book value.

From time to time, we close facilities and actively market such facilities for sale. To the extent we are unable to sell these properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

Our substantial level of indebtedness could adversely affect our financial condition.

We have substantial indebtedness and we may increase our indebtedness in the future. On September 30, 2004, we had total debt of approximately $340 million, of which $37 million consisted of borrowings under our senior revolving credit facility and $200 million of which consisted of our 7% Senior Notes due 2014. On November 8, 2004, we issued an additional $60 million aggregate principal amount of 7% Senior Notes due 2014. As of the date of this prospectus supplement, we have $60 million outstanding under our senior revolving credit facility. Our senior revolving credit facility currently allows us to borrow up to $200 million, and provides flexibility for us to increase this amount up to $300 million. Giving effect to this offering and borrowings by us subsequent to September 30, 2004 (but without giving effect to additional amounts available for borrowing under our senior revolving credit facility), total debt as a percentage of our total capitalization at September 30, 2004 would have been 48%. Our substantial indebtedness could have important consequences to you. For example, it could:

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limit our ability to satisfy our obligations with respect to holders of our capital stock;

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increase our vulnerability to general adverse economic and industry conditions;

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limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

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require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

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require us to pledge as collateral substantially all of our assets;

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require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;

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limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

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expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interests;

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limit our flexibility in planning for, or reacting to, changes in our business and industry; and

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place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, the indenture governing the 7% Senior Notes due 2014 and our senior revolving credit facility contain financial and other restrictive covenants limiting our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our debts.

Our real estate investments are relatively illiquid.

Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. All of our properties are

"special purpose" properties that could not be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are regularly inspected to determine compliance, and may be excluded from the programs—in some cases without a prior hearing—for failure to meet program requirements. Transfers of operations of nursing homes and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that our lessee or mortgagor becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owing on any related mortgage loan, than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator with a new operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, our income and cash flows from operations would be adversely affected.

As an owner or lender with respect to real property, we may be exposed to possible environmental liabilities.

Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the owner's revenues.

Although our leases and mortgage loans require the lessee and the mortgagor to indemnify us for certain environmental liabilities, the scope of such obligations may be limited, and we cannot assure you that any such mortgagor or lessee would be able to fulfill its indemnification obligations.

The industry in which we operate is highly competitive. This competition may prevent us from raising prices at the same pace as our costs increase.

We compete for additional healthcare facility investments with other healthcare investors, including other REITs. The operators of the facilities compete with other regional or local nursing care facilities for the support of the medical community, including physicians and acute care hospitals, as well as the general public. Some significant competitive factors for the placing of patients in skilled and intermediate care nursing facilities include quality of care, reputation, physical appearance of the facilities, services offered, family preferences, physician services and price. If our cost of capital should increase relative to the cost of capital of our competitors, the spread that we realize on our investments may decline if competitive pressures limit or prevent us from charging higher lease or mortgage rates.

We are named as defendants in litigation arising out of professional liability and general liability claims relating to our previously owned and operated facilities which, if decided against us, could adversely affect our financial condition.

We and several of our wholly-owned subsidiaries have been named as defendants in professional liability and general liability claims related to our owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages, against the defendants. The lawsuits are in various stages of discovery and we are unable to predict the likely outcome at this time. We continue to vigorously defend these claims and pursue all rights we may have against the managers of the facilities, under the terms of the management agreements. We have insured these matters, subject to self-insured retentions of various amounts. There can be no assurance that we will be successful in our defense of these matters or in asserting our claims against various managers of the subject facilities or that the amount of any settlement or judgment will be substantially covered by insurance or that any punitive damages will be covered by insurance.

We are subject to significant anti-takeover provisions.

Our articles of incorporation and bylaws contain various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. In order to protect us against the risk of losing our REIT status for federal income tax purposes, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. Our board of directors is divided into three classes and our board members are elected for terms that are staggered. Our board of directors also has the authority to issue additional shares of preferred stock and to fix the preferences, rights and limitations of the preferred stock without stockholder approval. We have also adopted a stockholder rights plan which provides for share purchase rights to become exercisable at a discount if a person or group acquires more than 9.9% of our common stock or announces a tender or exchange offer for more than 9.9% of our common stock. These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities.

We may change our investment strategies and policies and capital structure.

Our board of directors, without the approval of our stockholders, may alter our investment strategies and policies if it determines in the future that a change is in our and our stockholders' best interests. The methods of implementing our investment strategies and policies may vary as new investments and financing techniques are developed.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

We were organized to qualify for taxation as a REIT under Sections 856 through 860 of the Code. We believe we have conducted, and we intend to continue to conduct, our operations so as to qualify as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, each year we must distribute to our stockholders at least 90%

of our REIT taxable income. We cannot assure you that we will at all times satisfy these rules and tests.

If we were to fail to qualify as a REIT in any taxable year, as a result of a determination that we failed to meet the annual distribution requirement or otherwise, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates with respect to each such taxable year for which the statute of limitations remains open. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved. In addition, distributions to stockholders would no longer be required to be made.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.

Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management and other qualified personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that their employment may be terminated by either party at any time. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business and our stock price could suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls. As a result, we are currently performing an evaluation of our internal controls over financial reporting so that our management can certify as to the effectiveness of our internal controls and our auditor can publicly attest to this certification. Our efforts to comply with Section 404 and related regulations regarding our management's required assessment of internal control over financial reporting and our independent auditors' attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. If we fail to timely complete our evaluation, if our management is unable to certify the effectiveness of our internal controls or if our auditors cannot attest to management's certification, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on our business and our stock price.

RISKS RELATED TO OUR COMMON STOCK

The market value of our common stock could be substantially affected by various factors.

The share price of our common stock will depend on many factors, which may change from time to time, including:

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the market for similar securities issued by REITs;

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changes in estimates by analysts;

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our ability to meet analysts' estimates;

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general economic and financial market conditions; and

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our financial condition, performance and prospects.

Our issuance of additional capital stock, warrants or debt securities, whether or not convertible, may reduce the market price for our shares.

We cannot predict the effect, if any, that future sales of our capital stock, warrants or debt securities, or the availability of our securities for future sale, will have on the market price of our shares, including our common stock. Sales of substantial amounts of our common stock or preferred shares, warrants or debt securities convertible into or exercisable or exchangeable for common stock in the public market or the perception that such sales might occur could reduce the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

In addition, we may issue additional capital stock in the future to raise capital or as a result of the following:

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The issuance and exercise of options to purchase our common stock. At September 30, 2004, we had outstanding options to acquire approximately 0.8 million shares of our common stock. In addition, we may in the future issue additional options or other securities convertible into or exercisable for our common stock under our 2004 Stock Incentive Plan, our 2000 Stock Incentive Plan or other remuneration plans. We may also issue options or convertible securities to our employees in lieu of cash bonuses or to our directors in lieu of directors' fees.

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The issuance of shares pursuant to our dividend reinvestment and direct stock purchase plan.

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The issuance of debt securities exchangeable for our common stock.

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The exercise of warrants we may issue in the future.

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Lenders sometimes ask for warrants or other rights to acquire shares in connection with providing financing. We cannot assure you that our lenders will not request such rights.

There are no assurances of our ability to pay dividends in the future.

In 2001, our board of directors suspended dividends on our common stock and all series of preferred stock in an effort to generate cash to address then impending debt maturities. In 2003, we paid all accrued but unpaid dividends on all series of preferred stock and reinstated dividends on our common stock and all series of preferred stock. However, our ability to pay dividends may be adversely affected if any of the risks described in this prospectus supplement were to occur. Our payment of dividends is subject to compliance with restrictions contained in our senior revolving credit facility, the indenture relating to our outstanding 7% Senior Notes due 2014 and our preferred stock. All dividends will be paid at the discretion of our board of directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, our dividends in the past have included, and may in the future include, a return of capital.

Holders of our outstanding preferred stock have liquidation, dividend and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. As of the date of this prospectus supplement, 2,000,000 shares of our 8.625% Series B cumulative preferred stock and 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock were issued and outstanding. The aggregate liquidation preference with respect to this outstanding preferred stock is approximately $168.5 million, and annual dividends on our outstanding preferred stock are approximately $14.2 million. Holders of our preferred stock are generally entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $25 per share with respect to the Series B and Series D preferred stock, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our board of directors if six quarterly preferred dividends are in arrears.

Legislative or regulatory action could adversely affect purchasers of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our common stock. Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect your taxation as a holder of our common stock. Any of these changes could have an adverse effect on an investment in our common stock or on market value or resale potential. You are urged to consult with your own tax advisor with respect to the impact that recent legislation may have on your investment and the status of legislative regulatory or administrative developments and proposals and their potential effect.

Recent changes in taxation of corporate dividends may adversely affect the value of our common stock.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares, except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders still generally will be subject to less combined federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the shares of a REIT than was the case prior to the enactment of the legislation. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the shares of REITs in general or on the value of our common stock in particular, either in terms of price or relative to other investments.

Cautionary language regarding forward-looking statements

Certain statements in this prospectus supplement or in documents incorporated herein by reference may constitute "forward-looking" statements as defined in Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, the Private Securities Litigation Reform Act of 1995, or the PSLRA, or in releases issued by the SEC, all as may be amended from time to time. Any such forward-looking statements reflect our beliefs and assumptions and are based on information currently available to us. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. We caution investors that any forward-looking statements we make are not guarantees or indicative of future performance. For additional information regarding factors that may cause our results of operations to differ materially from those presented herein, please see the section entitled "Risk factors" contained in this prospectus supplement.

You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expect," "anticipate," "contemplate," "estimate," "believe," "plan," "project," "predict," "potential" or "continue," or the negative of these, or similar terms. These forward-looking statements may include, but are not limited to:

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statements contained in the section entitled "Risk factors";

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statements contained in the section entitled "Management's discussion and analysis of financial condition and results of operations" and the notes to our consolidated financial statements incorporated by reference into this prospectus supplement, such as our ability to meet our liquidity needs, scheduled debt and interest payments and expected future capital expenditure requirements; the expected changes in and effects of government regulation on our operators and our business; the expected costs and certain expenses in fiscal 2004 and 2005 and the foreseeable future; and estimates in our critical accounting policies; and

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statements contained in "Business" incorporated by reference into this prospectus supplement, such as those concerning our business strategy, competitive strengths, environmental matters and legal proceedings.

In evaluating these forward-looking statements, you should consider the following factors, as well as others contained in our public filings from time to time, which may cause our actual results to differ materially from any forward-looking statement:

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those items discussed in the section entitled "Risk factors";

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uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;

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the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors' obligations;

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our ability to sell closed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;

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our ability to negotiate appropriate modifications to the terms of our senior credit facility;

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our ability to manage, re-lease or sell any owned and operated facilities;

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our ability to successfully engage in strategic acquisitions and investments;

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the availability and cost of capital;

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competition in the financing of healthcare facilities;

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regulatory and other changes in the healthcare sector;

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the effect of economic and market conditions generally and in the healthcare industry particularly;

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changes in interest rates;

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the amount and yield of any additional investments;

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changes in tax laws and regulations affecting real estate investment trusts; and

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changes in the ratings of our debt and preferred securities.

Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors contained in this prospectus supplement. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus supplement to reflect future events or developments.

Use of proceeds

Our net proceeds from the sale of the shares of common stock, after deducting underwriting discounts and commissions and other expenses of this offering payable by us, are estimated to be approximately $39.3 million ($45.2 million if the underwriters' over-allotment option is exercised in full), based on a public offering price of $11.96 per share. We intend to use the net proceeds of this offering to repay approximately $39.3 million of outstanding indebtedness under our senior revolving credit facility, which bears an interest rate of 5.11% and matures on March 22, 2008. We entered into this credit facility on March 22, 2004 and have used the funds for general corporate purposes, including the acquisition of healthcare-related properties and the funding of mortgage loans secured by healthcare-related properties. Bank of America N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our senior revolving credit facility; UBS Loan Finance LLC, an affiliate of UBS Securities LLC, and Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., are lenders under our senior revolving credit facility. UBS Securities LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc. are underwriters of this offering of our common stock. We may also use the net proceeds of this offering for working capital and general corporate purposes. Pending this utilization, we intend to invest the net proceeds from the sale of the shares of common stock in short-term, dividend-paying or interest-bearing investment grade securities.

Price range of common stock and dividend policy

Our common stock is traded on the NYSE under the symbol OHI. The following table sets forth, for the periods shown, the high and low prices for our common stock as reported by the NYSE for the periods indicated, and cash dividends per share:

	High	Low	Dividends per share

Year ended December 31, 2002
First Quarter	$6.20	$3.80	$0.00
Second Quarter	7.66	5.03	0.00
Third Quarter	7.58	4.55	0.00
Fourth Quarter	5.94	3.25	0.00
Year ended December 31, 2003
First Quarter	$3.92	$2.26	$0.00
Second Quarter	5.60	2.21	0.00
Third Quarter	8.35	5.07	0.00
Fourth Quarter	9.42	7.40	0.15
Year ending December 31, 2004
First Quarter	$11.45	$9.15	$0.17
Second Quarter	11.25	8.35	0.18
Third Quarter	10.80	9.47	0.18
Fourth Quarter (through December 9, 2004)	12.95	10.67	0.19

On December 9, 2004, the closing price for our common stock was $11.96 per share, and, as of December 1, 2004, there were approximately 1,630 registered holders of our common stock.

In 2003, we paid all cumulative unpaid dividends on our outstanding preferred stock and resumed our regular quarterly dividend payments on our outstanding series of preferred stock and common stock. In 2004, we have made regular quarterly dividend payments on our outstanding series of preferred stock and common stock. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other such factors as our board of directors deems relevant, including restrictions contained in the terms of our then outstanding indebtedness and other agreements to which we may be a party and the terms of any then outstanding preferred stock.

Capitalization

The following table sets forth our capitalization as of September 30, 2004:

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On an actual basis;

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On a pro forma basis giving effect to the issuance in November 2004 of $60 million aggregate principal amount of additional 7% Senior Notes due 2014, including the related premium, and the completion of new investments and borrowings under our senior revolving credit facility since October 1, 2004; and

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On a pro forma as adjusted basis giving further effect to our sale of the common stock in this offering at an offering price of $11.96 per share and the assumed application of the approximately $39.3 million of net proceeds to repay borrowings outstanding under our senior revolving credit facility.

This table should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included in or incorporated by reference to this prospectus supplement.

	As of September 30, 2004
	Actual	Pro forma	Pro forma, as adjusted

	(In thousands)
Cash	$3,303	$3,303	$3,303

Debt:
Senior revolving credit facility(1)	37,000	63,600	24,333
6.95% Notes due 2007	100,000	100,000	100,000
7% Senior Notes due 2014	200,000	260,000	260,000
Premium on New 7% Notes due 2014	—	1,350	1,350
Other long-term borrowings	3,170	3,170	3,170

Total Debt	340,170	428,120	388,853
Stockholders' Equity:
Preferred Stock, $1.00 par value; authorized—20,000,000 shares:
Issued and Outstanding—2,000,000 shares Series B with an aggregate liquidation preference of $50,000,000 as of September 30, 2004	50,000	50,000	50,000
Issued and Outstanding—4,739,500 shares Series D with an aggregate liquidation preference of $118,487,500 as of September 30, 2004	118,488	118,488	118,488
Common Stock, $.10 par value:
Authorized—100,000,000 shares
Issued and Outstanding—46,579,473 as of September 30, 2004; 50,079,473 pro forma, as adjusted	4,658	4,658	5,008
Additional paid in capital	547,074	547,074	585,991
Cumulative net earnings	178,556	178,556	178,556
Cumulative dividends paid	(467,782)	(467,782)	(467,782)
Cumulative dividends—redemption	(41,054)	(41,054)	(41,054)
Unamortized restricted stock award	(3,068)	(3,068)	(3,068)
Accumulated other comprehensive loss	(2,440)	(2,440)	(2,440)

Total Stockholders' Equity	384,432	384,432	423,699

Total Capitalization	$724,602	$812,552	$812,552

(1)
Subject to certain conditions, we are currently able to borrow up to $200 million under our senior revolving credit facility. As of the date of this prospectus supplement, we had $60 million in borrowings outstanding under our senior revolving credit facility. Pro forma and pro forma adjusted amounts set forth in the table above do not reflect approximately $3.6 million in cash flows generated from operations since September 30, 2004, which were used to repay a portion of our indebtedness under our senior revolving credit facility.

The table above excludes:

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848,531 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2004 at a weighted average exercise price of $3.640 per share;

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1,650,558 shares of our common stock available for issuance under our dividend reinvestment and common stock purchase plan as of September 30, 2004;

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2,922,465 million shares of our common stock available for future grants under our 2000 Stock Incentive Plan and our 2004 Stock Incentive Plan as of September 30, 2004;

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317,500 unvested shares of our restricted common stock; and

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525,000 shares of our common stock that may be purchased by underwriters to cover over-allotments, if any.

Selected consolidated financial data

The following table sets forth consolidated financial data as of the dates and for the periods presented. The statement of operations data, balance sheet data and other data as of, and for each of the years during the three-year period ended, December 31, 2003 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The statement of operations data, balance sheet data and other data as of and for each of the years ended December 31, 2000 and 1999 are derived from our audited consolidated financial statements. The selected historical statement of operations data, balance sheet data and other data as of, and for the nine months ended, September 30, 2004 and September, 2003 have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements for the fiscal quarter ended September 30, 2004 and the related notes incorporated by reference in this prospectus supplement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Consolidated operating data:
Revenues from core operations	$120,385	$98,325	$88,082	$90,699	$84,080	$63,147	$66,211
Revenues from nursing home operations	1,050	167,287	162,042	42,905	4,601	3,456	—
Other	—	—	—	—	2,187	2,187	—

Total revenues	121,435	265,612	250,124	133,604	90,868	68,790	66,211
Income (loss) from continuing operations	18,966	(43,250)	(15,588)	(3,744)	23,341	16,475	4,772
Net income (loss) available to common	10,040	(66,485)	(36,651)	(34,761)	2,915	2,760	(49,021)
Per share amounts:
Income (loss) from continuing operations:
Basic	0.47	(3.00)	(1.78)	(0.69)	0.09	0.04	(1.08)
Diluted	0.47	(3.00)	(1.78)	(0.69)	0.08	0.04	(1.08)
Net income (loss) available to common:
Basic	0.51	(3.32)	(1.83)	(1.00)	0.08	0.07	(1.09)
Diluted	0.51	(3.32)	(1.83)	(1.00)	0.08	0.07	(1.09)
Dividends, Common Stock(1)	2.80	1.00	—	—	0.15	—	0.530
Dividends, Series A Preferred(1)	2.31	2.31	—	—	6.937	6.359	1.156
Dividends, Series B Preferred(1)	2.16	2.16	—	—	6.469	5.930	1.617
Dividends, Series C Preferred(2)	—	0.25	—	—	29.807	27.307	2.720
Dividends, Series D Preferred(1)	—	—	—	—	—	—	0.995
Weighted-average common shares outstanding, basic	19,877	20,052	20,038	34,739	37,189	37,164	44,798
Weighted-average common shares outstanding, diluted	19,877	20,052	20,038	34,739	38,154	37,848	44,798
	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Other financial data:
Depreciation and amortization	$23,396	$22,340	$21,300	$20,538	$20,985	$15,745	$16,002
Funds from operations(3)	44,758	(53,209)	(12,591)	(16,985)	24,490	16,101	(32,528)

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Consolidated balance sheet data:
Gross investments	$1,072,398	$974,507	$938,228	$882,313	$842,056	$858,721	$877,746
Total assets	1,040,688	950,213	892,414	804,009	725,054	746,935	746,682
Revolving lines of credit	166,600	185,641	193,689	177,000	177,074	190,545	37,000
Unsecured and other long-term borrowings	339,764	249,161	219,483	129,462	103,520	106,945	303,170
Subordinated convertible debentures	48,405	16,590	—	—	—	—	—
Stockholders' equity	457,081	464,313	450,690	479,701	436,235	430,413	384,432

(1)
Dividends per share are those declared and paid during such period.

(2)
Dividends per share are those declared during such period, based on the number of shares of common stock issuable upon conversion of the outstanding Series C preferred stock.

(3)
We consider funds from operations, or FFO, to be a key measure of a REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. FFO available to common stockholders is the lower of funds from operations and funds from operations adjusted for the assumed conversion of our Series C cumulative preferred stock, or Series C preferred stock, for periods in which the Series C preferred stock was outstanding. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other real estate investment trusts, or REITs, that do not use the same definition of implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investor and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income. In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the table included below, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table is a reconciliation of net income (loss) available to common to FFO:

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Net income (loss) available to common	$10,040	$(66,485)	$(36,651)	$(34,761)	$2,915	$2,760	$(49,021)
(Deduct gain) add back loss from real estate dispositions(a)	10,507	(9,989)	677	(2,548)	149	(2,778)	488

	20,547	(76,474)	(35,974)	(37,309)	3,064	(18)	(48,533)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(b)	24,211	23,265	22,066	21,270	21,426	16,119	16,005
Adjustments of derivatives to fair market value	—	—	1,317	(946)	—	—	—

FFO	$44,758	$(53,209)	$(12,591)	$(16,985)	$24,490	$16,101	$(32,528)

  (a)
  The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The nine-months ended September 30, 2004 net loss add back includes a $0.5 million loss related to facilities classified as discontinued operations.

  (b)
  The add back of depreciation and amortization includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. The 1999, 2000, 2001, 2002 and 2003 and nine months ended September 30, 2003 and 2004 includes depreciation of $0.8 million, $0.9 million, $0.8 million, $0.7 million, $0.4 million, $0.4 million and $2,000, respectively, related to facilities classified as discontinued operations.

Management's discussion and analysis of financial condition and results of operations

OVERVIEW

As of September 30, 2004, our portfolio of investments consisted of 208 healthcare facilities, located in 29 states and operated by 39 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled $843.3 million at September 30, 2004, with 97.2% of our real estate investments related to long-term care facilities. This portfolio is made up of 157 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties, fixed rate mortgages on 46 long-term healthcare facilities and three long-term healthcare facilities that were recovered from customers and are currently closed. At September 30, 2004, we also held other investments of approximately $34.4 million, including $21.7 million of notes receivable, net of allowance, consisting primarily of secured loans to third-party operators of our facilities.

MEDICARE REIMBURSEMENT

Nearly all of our properties are used as healthcare facilities; therefore, we are directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors, as well as any facilities owned and operated for our own account, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations, and subject to frequent and substantial changes. The Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs. Due to the implementation of the terms of the Balanced Budget Act, effective July 1, 1998, the majority of skilled nursing facilities, or SNFs, shifted from payments based on reasonable cost to a prospective payment system for services provided to Medicare beneficiaries. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

Legislation adopted in 1999 and 2000 increased Medicare payments to nursing facilities and specialty care facilities on an interim basis. Section 101 of the Medicare, Medicaid, and SCHIP Balanced Budget Refinement Act of 1999, or the Balanced Budget Refinement Act, included a 20% increase for 15 patient acuity categories (known as Resource Utilization Groups, or RUGs) and a 4% across the board increase of the adjusted federal per diem payment rate for all RUGs. The 20% increase was implemented in April 2000 and will remain in effect until the Centers for Medicare and Medicaid Services, or CMS, implements refinements to the current RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The 4% increase was implemented in April 2000 and expired October 1, 2002.

The Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or the Benefits Improvement and Protection Act, included a 16.7% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and expired October 1, 2002. The Benefits Improvement and Protection Act also modified the 20% increase granted in the Balanced Budget Refinement Act, reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting a new 6.7% increase for 11 other RUGs. These modifications were implemented in April 2001 and will remain in effect until CMS refines the current RUG case-mix classification system.

The October 1, 2002 expiration of the 4% and 16.7% increases under these statutes has had an adverse impact on the revenues of the operators of nursing facilities and has negatively impacted some operators' ability to satisfy their monthly lease or debt payments to us. Medicare reimbursement could be further reduced when CMS completes its refinement of the RUG classification system, thereby eliminating the temporary 20% and 6.7% increases also established under these statutes.

On August 4, 2003, CMS published the payment rates for SNFs for federal fiscal year 2004 (effective October 1, 2003 through September 30, 2004), which included a 3.0% increase in Medicare payments for federal fiscal year 2004. In addition, CMS announced that the 20% and 6.7% temporary add-ons for certain payment categories would remain in effect for federal fiscal year 2004. CMS also confirmed in the August 4, 2003 announcement its intention to incorporate a forecast error adjustment to take into account previous years' update errors. As a result, CMS increased the national payment rates by an additional 3.26% above the 3.0% increase for federal fiscal year 2004.

CMS published the payment rates for SNFs for federal fiscal year 2005 (October 1, 2004 through September 30, 2005) on July 30, 2004. CMS announced that the national payment rates would be increased by 2.8% over the previous year's rates. Additionally, CMS stated it would maintain the 20% and 6.7% temporary add-ons for the designated payment categories for federal fiscal year 2005.

A 128% temporary increase in the per diem amount paid to SNFs for residents who have AIDS took effect on October 1, 2004. This temporary payment increase, which will remain in place until CMS implements revisions to the RUG case-mix classification system, arises from the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Modernization Act.

The Medicare Modernization Act also temporarily reinstituted a moratorium on the application of a reimbursement cap on outpatient rehabilitative services. The therapy cap limits reimbursement to $1,950 for physical therapy and speech-language pathology services provided on an outpatient basis. Congress first enacted a moratorium on the implementation of a reimbursement cap from January 1, 2000 until January 1, 2003. CMS enforced the reimbursement cap from September 1, 2003 through December 7, 2003, at which point Congress reinstituted the moratorium under the Medicare Modernization Act. The moratorium will remain in place through December 31, 2005, and its future beyond that date is unclear at this point.

CMS released a proposed rule in February 2003 that, if implemented, would limit Medicare reimbursement to certain providers, including SNFs, for bad debt arising from unpaid beneficiary deductibles and coinsurance amounts. In the proposed rule, CMS indicated that reimbursement rates would be reduced by 10% each year for three years until reimbursement rates to SNFs for Medicare bad debt equal 70% of reimbursement rates during federal fiscal year 2003. CMS has not issued a final rule on this issue, and we cannot predict whether CMS will implement these proposed policies or when the final rule may be issued. However, extensive cuts in Medicare payments for bad debt could have a material adverse effect on our operators' financial condition and result of operations, which could adversely affect their ability to meet their payment obligation to us.

Due to the temporary nature of the 20% and 6.7% Medicare payment increases established under the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act as well as the increase in the per diem amounts for SNF residents who have AIDS under the Medicare Modernization Act, we cannot be assured that the federal reimbursement will remain at levels comparable to present levels and that such reimbursement will be sufficient for our lessees or mortgagors to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase payment rates for SNFs. If payment rates for SNFs are not increased in the future, some of our lessees and mortgagors may have difficulty meeting their payment obligations to us.

Congress may consider federal legislation involving Medicare in 2005, although the content and likelihood of enactment of such legislation remain uncertain.

MEDICAID AND OTHER THIRD-PARTY REIMBURSEMENT

Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of its citizens. Rising Medicaid costs and decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties. In 2003 and 2004, many states announced actual or potential budget shortfalls, and many budget forecasts for 2005 could be similar. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing "freezes" or cuts in Medicaid reimbursement rates, including rates paid to SNF providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes or cuts or benefit reductions will ultimately be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts or freezes or benefit reductions could have a material adverse effect on our operators' liquidity, financial condition and results of operations, which could adversely affect their ability to make lease or mortgage payments to us.

On May 28, 2003, the federal Jobs and Growth Tax Relief Reconciliation Act, or the Tax Relief Act, was signed into law, which included an increase in Medicaid federal funding for five fiscal quarters (April 1, 2003 through June 30, 2004). In addition, the Tax Relief Act provided state fiscal relief for federal fiscal years 2003 and 2004 to assist states with funding shortfalls, and these temporary federal funding provisions are considered to have partially mitigated state Medicaid funding reductions through federal fiscal year 2004. However, the temporary Medicaid funding provided under the Tax Relief Act expired on June 30, 2004, and although federal legislation has been introduced in Congress to reinstitute the funding, it is unknown whether such legislation will be enacted, what level of funding would be provided if the legislation was enacted, or how great an effect this funding could have on mitigating Medicaid funding reductions.

Congress may consider federal legislation to reform the Medicaid program in 2005, although the content and likelihood of enactment of such legislation remains uncertain. For example, in the proposed budget for fiscal year 2005 that was released in February 2004, CMS indicated that it intended to ask Congress to pass legislation that would restrict states' ability to use intergovernmental transfers, or IGTs, to access federal Medicaid funding for public providers. Although this legislation has not been introduced in Congress to date, if passed, such legislation likely would reduce some state Medicaid budgets, which could result in lower reimbursement levels for providers. However, it is not known whether legislation to accomplish this purpose will be introduced or enacted by Congress, or what effect, if any, it would have on reimbursement rates. Nonetheless, CMS announced in October 2004 that it had hired 100 auditors to review state Medicaid budget proposals, including IGTs, as they are developed at the state level, and such action also could limit states' access to federal Medicaid funding.

In addition, private payors, including managed care payors, are increasingly demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies which reduce reimbursement levels could adversely affect the revenues of our lessees and mortgagors and thereby adversely affect those lessees' and mortgagors' abilities to make their monthly lease or debt payments to us.

FRAUD AND ABUSE

There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs, and the OIG in cooperation with other federal and state agencies, continues to focus on the activities of skilled nursing facilities in certain states in which we have properties. In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, these so-called "whistleblower" suits have become more frequent. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

Each year, legislative proposals are introduced or proposed in Congress, state legislatures as well as by federal and state agencies, which, if implemented, could result in major changes in the health care system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the health care system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation and administration through the states may mitigate the relief for states that was anticipated.

CMS also launched the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators' revenues. In addition, the reporting of such information could lead in the future to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters.

Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as protecting consumers in managed care plans, improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

POTENTIAL RISKS FROM BANKRUPTCIES

Our lease arrangements with operators who operate more than one of our facilities are generally made pursuant to a single master lease, or master lease, covering all of that operator's facilities. Although each lease or master lease provides that we may terminate the master lease upon the bankruptcy or insolvency of the tenant, Title 11 of the United States Code, or the Bankruptcy Code, provides that a trustee in a bankruptcy or reorganization proceeding under the Bankruptcy Code, or a debtor-in-possession in a reorganization, has the power and the option to assume or reject the unexpired lease obligations of a debtor-lessee subject to certain conditions and bankruptcy court approval. In the event that the unexpired lease is assumed on behalf of the debtor-lessee, all the pecuniary obligations generally would be entitled to a priority over other unsecured claims. However, courts in some jurisdictions have refused to enforce certain provisions of a lease that the courts determined to be unduly burdensome. It is not possible to determine at this time whether or not any of our leases or master leases contains any such provision. If a lease is rejected, the lessor has a general unsecured claim which may be capped at any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of such lease, not to exceed three years.

Generally, with respect to our mortgage loans, the imposition of an automatic stay under the Bankruptcy Code precludes us from exercising foreclosure or other remedies against the debtor without bankruptcy court approval. Pre-petition creditors generally do not have rights to the cash flows from the properties underlying the mortgages earned post-petition. The timing of the collection from mortgagors in bankruptcy depends on negotiating an acceptable settlement with the mortgagor (and subject to approval of the bankruptcy court) or the order of the bankruptcy court in the event a negotiated settlement cannot be achieved. A mortgagee also is treated differently from a landlord in three key respects. First, the mortgage loan is not subject to assumption or rejection because it is not an executory contract or a lease. Second, the mortgagee's loan may be divided into (1) a secured loan for the portion of the mortgage debt that does not exceed the value of the property, and (2) a general unsecured loan for the portion of the mortgage debt that exceeds the value of the property. A secured creditor such as our company is entitled to the recovery of interest and costs only if, and to the extent that, the value of the collateral exceeds the amount owed. If the value of the collateral does not exceed the amount of the debt, interest and allowed costs may not be paid during the bankruptcy proceeding, but may accrue until confirmation of a plan of reorganization or such other time as the court orders. If the value of the collateral held by a senior creditor is less than the secured debt, interest on the loan for the time period between the filing of the case and confirmation may be disallowed. Finally, while a lease generally would either be rejected or assumed with all of its benefits and burdens intact, the terms of a mortgage, including the rate of interest and the timing of principal payments, may be modified if the debtor is able to effect a "cram down" under the Bankruptcy Code.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the facility. In addition, some significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. In order to protect our investments, we may take possession of a property or even become licensed as an operator, which might expose us to successor liability under government programs or require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses. Third-party payors may also suspend payments to us following foreclosure until we receive the required licenses to operate the facilities. Should such events occur, our income and cash flow from operations would be adversely affected.

CONCENTRATION OF RISK

For the three-month period ended September 30, 2004, our operating revenues totaled $22.6 million, of which approximately $5.5 million derived from Sun (24.1%) and $3.0 million from Advocat (13.1%). For the nine-month period ended September 30, 2004, our operating revenues totaled $66.2 million, of which $16.4 million derived from Sun (24.7%) and $8.9 million from Advocat (13.4%). Approximately 38.7% of our real estate investments are operated by four public companies: Sun (18.6%), Advocat (12.3%), Mariner (7.1%) and Emeritus Corporation (0.7%). The four largest private operators represent 6.5%, 5.8%, 4.4%, and 3.8%, respectively, of our investments. No other operator represents more than 2.9% of our investments. The three states in which we have our highest concentration of investments are Florida (15.1%), California (7.9%), and Ohio (6.9%).

HEALTHCARE INVESTMENT RISKS

The possibility that the healthcare facilities will not generate income sufficient to meet operating expenses or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in healthcare-related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), local supply and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or other factors.

GENERAL REAL ESTATE RISKS

Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that the lessee or borrower becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owed on any related mortgage loan, than would be the case if the property were readily adaptable to other uses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and a summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2003 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Note 1 to our unaudited consolidated financial statement for the nine months ended September 30, 2004 included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 includes a summary of recent accounting pronouncements and their actual or expected impact on our consolidated financial statements. Our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.

We have identified four significant accounting policies which we believe are critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, we believe the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. Our actual results may differ from these estimates. The four critical accounting policies are described below.

Revenue recognition

With the exception of one master lease, rental income and mortgage interest income are recognized as earned over the terms of the related master leases and mortgage notes, respectively. Such income includes periodic increases based on pre-determined formulas (i.e., such as increases in the Consumer Price Index) as defined in the master leases and mortgage loan agreements. Reserves are taken against earned revenues from leases and mortgages when collection becomes questionable or when negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection. The amount of the reserve is estimated based on what management believes will be collected. When collection is uncertain, lease revenues are recorded as received, after taking into account application of security deposits. Interest income on impaired mortgage loans is recognized as received after taking into account application of security deposits.

The one master lease not recognized as earned over the term of the lease is recognized on a straight-line basis. We recognize the minimum base rental revenue under this master lease on a straight-line basis over the term of the related lease. Accrued straight-line rents represent the rental revenue recognized in excess of rents due under the lease agreements at the balance sheet date.

Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, "Accounting for Sales of Real Estate." The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Depreciation and asset impairment

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 25 to 40 years for buildings and improvements. Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets' useful lives. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are less than the carrying values of the assets. If the sum of the expected future undiscounted cash flow, including sales proceeds, is less than carrying value, then an adjustment is made to the net carrying value of the leased properties and other long-lived assets to the present value of expected future undiscounted cash flows. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses.

If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Our estimates of cash flow and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Changes in estimated future cash flows due to changes in our plans or view of market and economic conditions could result in recognition of additional impairment losses, which, under applicable accounting guidance, could be substantial.

If events or circumstances indicate that the fair value of an investment has declined below its carrying value and we consider the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized.

Loan impairment

Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses.

Discontinued operations

We adopted SFAS No. 144 effective January 1, 2002, which requires, among other things, that the operating results of specified real estate assets which have been sold subsequent to January 1, 2002, or otherwise qualify as held for disposition (as defined by SFAS No. 144), be reflected as discontinued operations in the consolidated statements of operations for all periods presented. We held no assets that qualified as held for disposition, as defined by SFAS No. 144, as of September 30, 2004 and December 31, 2003.

RESULTS OF OPERATIONS

The following is our discussion of the consolidated results of operations, financial position and liquidity and capital resources, which should be read in conjunction with our audited consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

Nine months ended September 30, 2004 and 2003

Operating revenues

Our operating revenues for the nine months ended September 30, 2004 totaled $66.2 million, a decrease of $0.4 million from the same period in 2003. When excluding nursing home revenues of owned and operated assets, revenues increased $3.1 million. The $3.1 million increase was primarily a result of new investments made in April 2004, re-leasing and restructuring activities completed throughout 2003 and during the first quarter of 2004, as well as scheduled contractual increases in rents.

Detailed changes in operating revenues during the nine months ended September 30, 2004 are as follows:

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Rental income for the nine months ended September 30, 2004 was $53.9 million, an increase of $5.3 million over the same period in 2003. The increase was due to new leases entered into in April of 2004, restructurings and re-leasing activities and scheduled contractual increases in rents.

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Mortgage interest income for the nine months ended September 30, 2004 totaled $9.9 million, a decrease of $1.4 million over the same period in 2003. The decrease is primarily the result of the restructuring of two mortgages during 2003, the payoff of a mortgage in April 2004 and normal amortization.

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Other investment income for the nine months ended September 30, 2004 totaled $1.8 million, a decrease of $0.6 million over the same period in 2003. The primary reason for the decrease was due to the impact of the sale of our investment in a Baltimore, Maryland, asset, leased by the United States Postal Service in 2003.

Operating expenses

Operating expenses for the nine months ended September 30, 2004 totaled $22.0 million, a decrease of approximately $5.1 million over the same period in 2003. When excluding nursing home expenses of owned and operated assets, expenses decreased $0.5 million, primarily due to reductions in general and administrative and legal costs, offset by restricted stock amortization expense incurred in September 2004.

Detailed changes in our operating expenses during the nine months ended September 30, 2004 are as follows:

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Our general and administrative expense for the nine months ended September 30, 2004 was $4.6 million, compared to $4.9 million for the same period in 2003. The decrease was due to lower consulting costs, primarily related to the owned and operated facilities and cost reductions due to reduced travel and other employee-related expenses.

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Our legal expenses for the nine months ended September 30, 2004 were $1.2 million, compared to $1.9 million for the same period in 2003. The decrease is largely attributable to a reduction of legal costs associated with our owned and operated facilities due to the releasing efforts, sales and/or closures of 32 owned and operated assets since December 31, 2001.

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Our restricted stock expense for the nine months ended September 30, 2004 was $0.3 million, compared to $0 for the same period in 2003. The increase is due to the expense associated with restricted stock awards issued during the three months ended September 30, 2004.

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As of September 30, 2004, we no longer owned and operated any facilities that were previously recovered from customers. As a result, our nursing home expenses for owned and operated assets decreased to $0 from $4.5 million in 2003.

Other income (expense)

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Our interest expense, including amortization of deferred costs, for the nine months ended September 30, 2004 was $17.7 million, compared to $15.4 million for the same period in 2003. The increase of $2.3 million was primarily due to higher debt on our balance sheet versus the same period in 2003.

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For the nine months ended September 30, 2004, we recorded $19.1 million of refinancing-related charges associated with refinancing our capital structure. The $19.1 million consists of a

  $6.4 million exit fee paid to our old bank syndication and a $6.3 million non-cash deferred financing cost write-off associated with the termination of our $225 million credit facility and our $50 million acquisition facility. In addition, the sale of a $200 million interest rate cap supporting our $225 million credit facility resulted in a loss of approximately $6.5 million, which was also included in the $19.1 million interest costs.

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For the nine months ended September 30, 2003, we recorded a $2.6 million one-time, non-cash charge associated with the termination of two credit facilities syndicated by Fleet and Provident Bank during 2003.

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For the nine months ended September 30, 2004, we recorded a $3.0 million charge associated with professional liability claims made against our former owned and operated facilities.

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For the nine months ended September 30, 2003, we recorded a legal settlement receipt of $2.2 million. In 2000, we filed suit against a title company (later adding a law firm as a defendant), seeking damages based on claims of breach of contract and negligence, among other things, as a result of the alleged failure to file certain Uniform Commercial Code financing statements on our behalf.

Other

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In March 2004, we sold our $200 million interest rate cap, realizing net proceeds of approximately $3.5 million, resulting in an accounting loss of approximately $6.5 million.

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During the nine months ended September 30, 2004, we sold three facilities, one located in Iowa, one in Florida, and one in Illinois, realizing proceeds of approximately $0.1 million, net of closing costs and other expenses, resulting in a net loss of approximately $0.5 million.

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During the nine months ended September 30, 2003, we sold four closed facilities in four separate transactions. We realized proceeds of approximately $3.7 million, net of closing costs and other expenses, resulting in a gain of approximately $1.4 million.

Loss from discontinued operations

Discontinued operations relate to properties we disposed of in 2004 and are accounted for as discontinued operations under SFAS No. 144. The sale of three closed facilities resulted in a net loss of approximately $491,000 for the nine months ended September 30, 2004. In accordance with SFAS No. 144, the $491,000 realized net loss is reflected in our consolidated statements of operations as discontinued operations.

Funds from operations

Our FFO for the three- and nine-months ended September 30, 2004, were $10.5 million and a deficit of $32.5 million, respectively, compared to $6.6 million and $24.0 million, respectively, for the same period in 2003.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. FFO available to common stockholders is the lower of funds from operations and funds from operations adjusted for the assumed conversion of the Series C cumulative preferred stock, or Series C preferred stock, for periods in which the Series C preferred stock was outstanding. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO and FFO available to common stockholders may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table presents our FFO results reflecting the impact of asset impairment charges (the SEC's interpretation) for the three- and nine-months ended September 30, 2004 and 2003:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

	(In thousands)		(In thousands)
Net income (loss) available to common	$5,083	$4	$(49,021)	$2,760
Add back loss (gain) from real estate dispositions	—	(1,440)	488	(2,778)

Sub-total	5,083	(1,436)	(48,533)	(18)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization	5,394	5,386	16,005	16,119

Funds from operations	10,477	3,950	(32,528)	16,101
Series C preferred dividends	—	2,621	—	7,863

Funds from operations available to common stockholders	$10,477	$6,571	$(32,528)	$23,964

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Our revenues for the year ended December 31, 2003 totaled $86.3 million, a decrease of $47.3 million from 2002 revenues. When excluding nursing home revenues of owned and operated assets, revenues were $86.3 million for the year ended December 31, 2003, a decrease of $4.4 million from the comparable prior year period. The decrease during the year was primarily the result of operator restructurings, the sale of our investment in a Baltimore, Maryland, asset leased by the United States Postal Service, partially offset by a legal settlement.

Detail changes in revenues during the year ended December 31, 2003 are as follows:

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Rental income for the year ended December 31, 2003 totaled $65.1 million, an increase of $2.4 million over 2002 rental income.

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Mortgage interest income for the year ended December 31, 2003 totaled $14.7 million, decreasing $6.2 million.

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Other investment income for the year ended December 31, 2003 totaled $3.0 million, decreasing $2.3 million.

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In 2000, we filed suit against a title company (later adding a law firm as a defendant), seeking damages based on claims of breach of contract and negligence, among other things, as a result of the alleged failure to file certain Uniform Commercial Code financing statements in our favor. We filed a subsequent suit seeking recovery under title insurance policies written by the title company. The defendants denied the allegations made in the lawsuits. In settlement of our claims against the defendants, we agreed in the first quarter of 2003 to accept a lump sum cash payment of $3.2 million. The cash proceeds were offset by related expenses incurred of $1.0 million resulting in a net gain of $2.2 million.

We believe that the presentation of our revenues and expenses, excluding nursing home owned and operated assets, provides a useful measure of the operating performance of our core portfolio as a REIT in view of the disposition of all but one of our owned and operated assets as of December 31, 2003.

Expenses

Our expenses for the year ended December 31, 2003 totaled $63.6 million, decreasing approximately $76.3 million from expenses of $139.9 million during 2002. When excluding nursing home expenses of owned and operated assets, expenses were $62.1 million for the year ended December 31, 2003, a decrease of $14.0 million from the comparable prior year period. The decrease during the year was primarily the result of $4.0 million of lower interest expense, $0.9 million favorable reduction in general and administrative and legal expenses, $8.8 million favorable reduction in provision for uncollectible mortgages, notes and accounts receivable, off set by an increase of $5.2 million in provision for impairment and $0.9 million in adjustments of derivatives to fair value.

Our nursing home expenses, net of nursing home revenues, for owned and operated assets decreased to $19.4 million from $20.9 million in 2002 due to the releasing efforts, sales and/or closures during the year. In 2002, nursing home expenses included a $5.9 million provision for uncollectible accounts receivable and $4.3 million of expenses related to leasehold buy outs.

Effective January 1, 2004, our remaining owned and operated asset was re-leased to an existing operator. This facility, located in Illinois, was re-leased under a new master lease which encompasses four additional facilities.

An analysis of significant changes in our expenses during the years ended December 31, 2003 and 2002 is as follows:

–>
Our general and administrative expenses for 2003 totaled $5.9 million as compared to $6.3 million for 2002, a decrease of $0.4 million. The decrease is due to lower consulting costs, primarily related to the owned and operated facilities and cost reductions due to reduced staffing, travel and other employee-related expenses.

–>
Our legal expenses for 2003 totaled $2.3 million as compared to $2.9 million in 2002. The decrease is largely attributable to a reduction of legal costs associated with our owned and operated facilities due to the releasing efforts, sales and/or closures of 32 owned and operated assets since December 31, 2001.

–>
Our interest expense for the year ended December 31, 2003 was approximately $23.4 million, compared with $27.4 million for 2002. The decrease in 2003 is due to lower average borrowings on our credit facilities as well as the impact of our current year refinancings and the payoff in 2002 of $97.5 million of 6.95% notes that matured in June 2002.

–>
In 2002, we recognized a $7.0 million refinancing expense as we were unable to complete a planned commercial mortgage-backed securities transaction due to the impact on our operators resulting from reductions in Medicare reimbursement and concerns about potential Medicaid rate reductions.

–>
Provisions for impairment of $8.9 million and $3.7 million are included in expenses for 2003 and 2002, respectively. The 2003 provision of $8.9 million was to reduce the carrying value of two closed facilities to their fair value less cost to dispose. The 2002 provision of $3.7 million reduced the carrying value of three closed facilities to their fair value less cost to dispose.

–>
We recognized a provision for loss on uncollectible mortgages, notes and accounts receivable of $8.8 million in 2002. The provision included $4.9 million associated with the write down of two mortgage loans to bankrupt operators and $3.5 million related to the restructuring of debt owed by Madison/OHI Liquidity Investors, LLC, or Madison, as part of the compromise and settlement of a lawsuit with Madison. The 2002 provision also included $0.4 million to adjust accounts receivable to their net realizable value.

–>
During 2002, we recorded a non-cash gain of $0.9 million related to the maturity and payoff of two interest rate swaps with a notional amount of $32.0 million each.

Other

During 2003, we recognized a gain on assets sold of $0.7 million, primarily a result of the following transactions:

–>
The sale of our investment in a Baltimore, Maryland, asset, leased by the United States Postal Service, for approximately $19.6 million. The purchaser paid us proceeds of $1.8 million and assumed the first mortgage of approximately $17.6 million. As a result, we recorded a gain of $1.3 million, net of closing costs and other expenses.

–>
The sale of four closed buildings, which were classified as assets held for sale in 2001, in four separate transactions, realizing proceeds, net of closing costs, of $2.0 million, resulting in a net loss of approximately $0.7 million.

–>
The sale of our investment in Principal Healthcare Finance Trust realizing proceeds of approximately $1.6 million, net of closing costs, resulting in an accounting gain of approximately $0.1 million.

Loss from discontinued operations

Discontinued operations relates to properties we disposed of in 2003 that are accounted for as discontinued operations under SFAS No. 144. The loss of $0.3 million in 2003 versus the loss of $10.9 million in 2002 was primarily due to provisions for impairment of $11.7 million on seven facilities in 2002 as compared to none in 2003.

Funds from operations

Our funds from operations, or FFO, for the year ended December 31, 2003, on a diluted basis was $35.0 million, an increase of $41.5 million as compared to a deficit of $6.5 million for 2002 due to factors mentioned above.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. FFO available to common stockholders is the lower of funds from operations and funds from operations adjusted for the assumed conversion of our Series C for periods in which the Series C preferred stock was outstanding. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO and FFO available to common stockholders may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table presents our FFO results reflecting the impact of asset impairment charges (the SEC's interpretation) for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002

Net income (loss) available to common	$2,915	$(34,761)
Add back loss (deduct gain) from real estate dispositions(1)	149	(2,548)

	3,064	(37,309)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(2)	21,426	21,270
Adjustment of derivatives to fair value	—	(946)

Funds from operations, basic	24,490	(16,985)
Series C preferred dividends	10,484	10,484

Funds from operations, diluted	$34,974	$(6,501)

(1)
The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. The 2003 net loss add back includes $0.8 million loss related to facilities classified as discontinued operations.

(2)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. The 2003 and 2002 includes depreciation and amortization of $0.4 million and $0.7 million, respectively, related to facilities classified as discontinued operations.

Taxes

No provision for federal income taxes has been made since we qualify as a REIT under the provisions of Sections 856 through 860 of the Code. For tax year 2003, preferred and common dividend payments of $65.5 million made throughout 2003 satisfy the 2003 REIT requirements (we must distribute at least 90% of our REIT taxable income for the taxable year and meet certain other conditions).

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Our revenues for the year ended December 31, 2002 totaled $133.6 million, a decrease of $116.5 million from 2001 revenues. Excluding nursing home revenues of owned and operated assets, revenues were $90.7 million for the year ended December 31, 2002, an increase of $2.6 million from the comparable prior year period.

Detail changes in revenues during the year ended December 31, 2002 are as follows:

–>
Our rental income for the year ended December 31, 2002 totaled $62.7 million, an increase of $2.6 million from 2001 rental income. The increase is due to $8.0 million from new leases on assets previously classified as owned and operated and $0.9 million of contractual rent increases on the existing portfolio. This increase is partially offset by a reduction of revenues of $6.3 million due to bankruptcies, restructurings and other.

–>
Our mortgage interest income for the year ended December 31, 2002 totaled $20.9 million, increasing $0.4 million over 2001 mortgage interest. The increase is due to $1.1 million for new investments placed during 2001 and receipt in 2002 of $1.6 million of interest due in 2001 and not received until 2002, offset by $1.5 million from loans paid off, $0.7 million due to restructurings and bankruptcies, and $0.1 million due to normal amortization of the portfolio.

–>
Our nursing home revenues of owned and operated assets for the year ended December 31, 2002 totaled $42.9 million, decreasing $119.1 million over 2001 nursing home revenues. This decrease is due to the re-leasing, sale and/or closure of 30 assets in 2002.

Expenses

Our expenses for the year ended December 31, 2002 totaled $139.9 million, decreasing approximately $125.1 million over expenses of $265.0 million for 2001.

Our nursing home expenses for owned and operated assets decreased to $63.8 million from $169.9 million in 2001 due to the re-leasing, sale and/or closure of 30 owned and operated assets during the year. In 2002, nursing home expenses included a $5.9 million provision for uncollectible accounts receivable and $4.3 million of expenses related to leasehold buy outs. Nursing home expenses in 2001 included a $7.3 million provision for uncollectible accounts receivable.

An analysis of significant changes in our expenses during the years ended December 31, 2002 and 2001 is as follows:

–>
Our general and administrative expenses for 2002 totaled $6.3 million as compared to $10.4 million for 2001, a decrease of $4.1 million. The decrease is due to lower consulting costs, primarily related to the owned and operated facilities and cost reductions due to reduced staffing, travel and other employee-related expenses.

–>
Our legal expenses for 2002 totaled $2.9 million as compared to $4.3 million in 2001. The decrease is largely attributable to a reduction of legal costs associated with our owned and operated facilities due to the re-leasing, sale and/or closure of 30 owned and operated assets during 2002.

–>
Depreciation and amortization of real estate totaled $20.5 million in 2002, decreasing $0.8 million from 2001. The decrease consists primarily of $0.4 million of leasehold amortization expense for leaseholds written down in 2001 or sold in 2002 and $0.6 million from properties sold, impaired or reclassified to held for sale, offset by $0.2 million from properties previously classified as mortgages.

–>
Our interest expense for the year ended December 31, 2002 was approximately $27.4 million, compared with $33.2 million for 2001. The decrease in 2002 is due to the payoff of $97.5 million of 6.95% notes that matured in June 2002 and lower average borrowings on our credit facilities.

–>
In 2002, we recognized a $7.0 million refinancing expense as we were unable to complete a planned commercial mortgage-backed securities transaction due to the impact on our operators resulting from reductions in Medicare reimbursement and concerns about potential Medicaid rate reductions.

–>
Provisions for impairment of $3.7 million and $8.1 million are included in expenses for 2002 and 2001, respectively. The 2002 provision of $3.7 million reduced the carrying value of three closed facilities to their fair value less cost to dispose. The 2001 provision of $8.1 million included $6.9 million to reduce facilities recovered from operators and classified as held for sale assets to fair value less cost to dispose, and $1.2 million related to other real estate assets that management determined were impaired.

–>
We recognized a provision for loss on uncollectible mortgages, notes and accounts receivable of $8.8 million in 2002. The provisions included $4.9 million associated with the write down of two mortgage loans to bankrupt operators and $3.5 million related to the restructuring of debt owed by Madison as part of the compromise and settlement of a lawsuit with Madison. The 2002 provisions also included $0.4 million to adjust accounts receivable to their net realizable value. In 2001, we recognized a provision for uncollectible mortgages, notes and accounts receivable of $0.7 million to adjust the carrying value of accounts receivable to net realizable value.

–>
In 2001, we recorded a $5.1 million charge for severance, moving and consulting agreement costs. This charge was comprised of $4.6 million for relocation of our corporate headquarters and $0.5 million for consulting and severance payments to a former executive.

–>
In 2001, we recorded a $10 million litigation settlement to settle a suit brought by Karrington Health, Inc. in 1998. This settled all claims arising from the suit, but without our admission of any liability or fault, which liability is expressly denied. Based on the settlement, the suit was dismissed with prejudice.

–>
During 2002, we recorded a non-cash gain of $0.9 million related to the maturity and payoff of two interest rate swaps with a notional amount of $32.0 million each. We recorded a non-cash charge of $1.3 million for 2001 related to the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Other

During 2002, we recognized a gain on assets sold of $2.5 million, primarily a result of the following transactions:

–>
The sale of our investment in Omega Worldwide, Inc., or Worldwide. Pursuant to a tender offer by Four Seasons Health Care Limited, or Four Seasons, for all of the outstanding shares of common stock of Worldwide, we sold our investment, which consisted of 1.2 million shares of common stock and 260,000 shares of preferred stock, to Four Seasons for cash proceeds of approximately $7.4 million (including $3.5 million for preferred stock liquidation preference and accrued preferred dividends).

–>
The sale of our investment in Principal Healthcare Finance Limited, an Isle of Jersey company, which consisted of 990,000 ordinary shares and warrants to purchase 185,033 ordinary shares, to an affiliate of Four Seasons for cash proceeds of $2.8 million.

–>
In addition, we sold certain other assets in 2002 realizing cash proceeds of $7.5 million, resulting in a net accounting gain of $0.3 million.

Loss from discontinued operations

Discontinued operations relates to properties we disposed of in 2003 that are accounted for as discontinued operations under SFAS No. 144. The loss of $10.9 million in 2002 versus the loss of $1.1 million in 2001 was primarily due to provisions for impairment of $11.7 million on seven facilities in 2002 as compared to $1.5 million on one facility in 2001.

Funds from operations

Our FFO for the year ended December 31, 2002, on a diluted basis, was a deficit of $6.5 million, an increase in the deficit of $4.3 million as compared to a deficit of $2.2 million for 2001 due to the factors mentioned above.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by NAREIT and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. FFO available to common stockholders is the lower of funds from operations and funds from operations adjusted for the assumed conversion of the Series C preferred stock for periods in which the Series C preferred stock was outstanding. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO and FFO available to common stockholders may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company's FFO results may not be meaningful.

The following table presents our FFO results reflecting the impact of asset impairment charges (the SEC's interpretation) for the years ended December 31, 2002 and 2001:

	Year ended December 31,
	2002	2001

Net income (loss) available to common	$(34,761)	$(36,651)
Add back loss (deduct gain) from real estate dispositions(1)	(2,548)	677

	(37,309)	(35,974)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(2)	21,270	22,066
Adjustment of derivatives to fair value	(946)	1,317

Funds from operations, basic	(16,985)	(12,591)
Series C preferred dividends	10,484	10,363

Funds from operations, diluted	$(6,501)	$(2,228)

(1)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. The 2002 and 2001 includes depreciation and amortization of $0.7 million and $0.8 million, respectively, related to facilities classified as discontinued operations.

PORTFOLIO DEVELOPMENTS

The partial expiration of certain Medicare rate increases has had an adverse impact on the revenues of the operators of nursing home facilities and has negatively impacted some operators' ability to satisfy their monthly lease or debt payment to us. In several instances, we hold security deposits that can be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators seeking protection under the Bankruptcy Code.

Alterra Healthcare

–>
On October 1, 2004, we re-leased one assisted living facility formerly leased by Alterra Healthcare, or Alterra, located in Ohio and representing 36 beds, to a new operator under a single facility lease. This lease has a three-year term and an annual rent of $240,000.

Haven Healthcare

–>
On April 1, 2004, we purchased three SNFs, representing 399 beds, for a total investment of $26.0 million. Two of the facilities are located in Vermont and the third is located in Connecticut. The facilities were combined into an existing master lease with Haven Healthcare Trust II, LLC, or Haven. Rent under the master lease was increased by approximately $2.7 million for the first lease year commencing on April 1, 2004, with annual increases thereafter. The term of the master lease was increased to 11 years on January 1, 2004 to expire on December 31, 2013, followed by two ten-year renewal options. We received a security deposit equivalent to three months of incremental rent.

Senior Management

–>
On May 1, 2004, we purchased two SNFs representing 477 beds, for a total investment of $9.4 million. The purchase price includes funds for capital expenditures, additional bed licenses and transaction costs. Both facilities are located in Texas and were combined into an existing master lease with senior management. Rent under the master lease was increased by approximately $1.0 million for the first lease year commencing on May 1, 2004, with annual increases thereafter. The term of the master lease has been increased to ten years, and is followed by two ten-year renewal options. During the first lease year, senior management will fund a security deposit equivalent to approximately four months of incremental rent.

Sun Healthcare Group, Inc.

–>
On March 1, 2004, we re-leased two SNFs formerly leased by Sun located in California and representing 117 beds, to a new operator under a master lease, which has a ten-year term. The commencement date of the first re-lease was March 1, 2004 with an initial annual lease rate of approximately $0.12 million. The second facility continues to be operated by Sun as a result of licensing issues. We are currently seeking alternative operators to re-lease or potentially purchase this facility.

–>
On March 1, 2004, we entered into an agreement with Sun regarding 51 properties that are leased to various affiliates of Sun. Under the terms of a master lease agreement, Sun will continue to operate and occupy 23 long-term care facilities, five behavioral properties and two hospital properties through December 31, 2013. One property, located in Washington and formerly operated by a Sun affiliate, has already been closed and the lease relating to that property has been terminated. With respect to the remaining 20 facilities, 17 have already been transitioned to new operators and three are in the process of being transferred to new operators.

–>
Under our restructuring agreement with Sun, we received the right to convert deferred base rent owed to us, totaling approximately $7.8 million, into 800,000 shares of Sun's common stock, subject to certain anti-dilution provisions and Sun's right to pay cash in an amount equal to the value of that stock in lieu of issuing stock to us.

–>
On March 30, 2004, we notified Sun of our intention to exercise our right to convert the deferred base rent into fully paid and non-assessable shares of Sun's common stock. On April 16, 2004, we received a stock certificate for 760,000 restricted shares of Sun's common stock and cash in the amount of approximately $0.5 million in exchange for the remaining 40,000 shares of Sun's common stock. On July 23, 2004, Sun registered these shares with the SEC. We are accounting for the remaining 760,000 shares as "available for sale" marketable securities with changes in market value recorded in other comprehensive income.

–>
Effective January 1, 2004, we re-leased five SNFs to an existing operator under a new master lease, which has a five-year term and an initial annual lease rate of $0.75 million. Four former Sun SNFs, three located in Illinois and one located in Indiana, representing an aggregate of 449 beds, were part of the transaction. The fifth SNF in the transaction, located in Illinois and representing 128 beds, was the last remaining owned and operated facility in our portfolio.

–>
Effective November 1, 2004, we re-leased two skilled nursing facilities formerly leased by Sun, both located in California. The first, representing 59 beds, was re-leased to a new operator under a single facility lease with a ten-year term and an initial annual lease rate of approximately $200,000. The second, representing 98 beds, was also re-leased to a new operator under a single facility lease with a three and a half year term and an initial annual lease rate of approximately $81,000.

Claremont Healthcare Holdings, Inc.

–>
Effective March 8, 2004, we re-leased three SNFs, formerly leased by Claremont Health Care Holdings, Inc., or Claremont, located in Florida and representing 360 beds, to an existing operator at an initial annual lease rate of $2.5 million. These facilities were added to an existing master lease, the initial term of which has been extended ten years to February 2014. The aggregate annual lease rate under this master lease, inclusive of the $2.5 million, is $3.9 million.

–>
Separately, we continue our ongoing restructuring discussions with Claremont regarding the two facilities Claremont currently leases from us. As of the date of this prospectus supplement, we cannot determine the timing or outcome of these discussions. Due to the significant uncertainty of collection, we recognize revenue from Claremont on a cash-basis as it is received.

Tiffany Care Centers, Inc.

–>
On April 6, 2004, we received approximately $4.6 million in proceeds on a mortgage loan payoff. We held mortgages on five facilities located in Missouri, representing 319 beds, which produced approximately $0.5 million of annual interest revenue in 2003.

Asset dispositions in 2004

Other assets

–>
In connection with refinancing our $225 million senior secured credit facility, we sold our $200 million interest rate cap on March 31, 2004. Net proceeds from the sale totaled approximately $3.5 million and resulted in a loss of approximately $6.5 million, which was recorded in the first quarter of 2004.

Closed facilities

–>
There were no sales of closed facilities during the three months ended September 30, 2004.

–>
During the three months ended June 30, 2004, we sold one closed SNF located in Illinois for net proceeds of approximately $50,000, resulting in a loss of approximately $137,000.

–>
During the three months ended March 31, 2004, we sold two facilities, one located in Iowa and the other located in Florida, realizing proceeds of approximately $85,000, net of closing costs and other expenses, resulting in a net loss of approximately $351,000.

–>
In accordance with SFAS No. 144, the $137,000 and the $351,000 realized respective net losses from the first and second quarters of 2004 are included within discontinued operations in our consolidated statements of operations for their respective time periods.

New investments in 2004

American Health Care Center, Inc.

–>
Effective October 12, 2004, we entered into a binding Put Agreement, or the Put, whereby we agreed to buy the stock and/or assets of 13 skilled nursing facilities in Ohio for the purchase price of approximately $79 million. The holder of the Put, American Health Care Centers, Inc., or American, and its affiliated companies paid one thousand dollars and agreed to eliminate their right to prepay the current mortgage with Omega in the event the option is not exercised. American has 90 days from October 12, 2004 in which to exercise its option to sell the properties to us, and if the option is exercised, then the transaction will close within ten days. In 1997, we paid a portion of the purchase price, equal to approximately $7 million, to obtain a separate option, which extends through 2007 to acquire the properties and such amount will now be applied to the purchase price in the event the Put is exercised by American. The 13 properties are currently subject to a master lease with Essex Healthcare Corporation.

–>
We currently have a $14 million mortgage loan to American and its affiliates, encumbering 6 of the 13 properties. To the extent the Put is exercised, the $14 million mortgage loan will be deducted from the purchase price at closing, making our net investment of new capital approximately $58 million, after applying the $7 million option and the $14 million mortgage loan.

Guardian LTC Management, Inc.

–>
On November 2, 2004, we purchased 14 skilled nursing facilities and one assisted living facility from subsidiaries of Guardian LTC Management, Inc., or Guardian, for a total investment of $72.4 million. Thirteen of the facilities are located in Pennsylvania and two in Ohio. The 15 facilities were simultaneously leased back to the sellers, which are subsidiaries of Guardian, under a new master lease effective November 2, 2004. On December 3, 2004, we purchased one additional facility located in West Virginia from the sellers for an additional $7.7 million. The West Virginia facility is a combined skilled nursing facility and rehabilitation hospital. The West Virginia facility was added to this master lease on December 3, 2004.

–>
Rent under the master lease is $8.2 million for the first lease year commencing November 2, 2004, with annual increases thereafter. The term of the master lease is ten years and runs through October 31, 2014, followed by four renewal options of five-years each. We also received a security deposit equivalent to three months rent.

CommuniCare Health Services, Inc.

–>
We also closed a first mortgage loan on November 1, 2004, in the amount of $6.5 million on one skilled nursing facility in Cleveland, Ohio. The operator of the facility is an affiliate of

  CommuniCare Health Services, Inc., an existing Omega tenant. The term of the mortgage is ten years and carries an interest rate of 11%. We received a security deposit equivalent to three months interest.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, we had total assets of $746.7 million, stockholders' equity of $384.4 million and debt of $340.2 million, representing approximately 47.0% of total capitalization.

The following table shows the amounts due in connection with the contractual obligations described below as of September 30, 2004.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(In thousands)
Long-term debt(1)	$340,170	$—	$138,050	$700	$201,420
Other long-term liabilities	886	201	602	83	—

Total	$341,056	$201	$138,652	$783	$201,420

(1)
The $340.2 million includes the $100.0 million aggregate principal amount of 6.95% Senior Notes due 2007, $37 million borrowings under the $200 million senior revolving credit facility borrowing, which matures in March 2008 and $200 million aggregate principal amount of 7.0% Senior Notes due 2014.

Financing activities and borrowing arrangements

Bank credit agreements

We have a $200 million revolving senior secured credit facility, or senior revolving credit facility. At September 30, 2004, $37.0 million was outstanding under the senior revolving credit facility and $4.3 million was utilized for the issuance of letters of credit, leaving availability of $133.7 million. The $37.0 million of outstanding borrowings had a blended interest rate of 4.82% at September 30, 2004.

On April 30, 2004, we exercised our right to increase the revolving commitments under our senior revolving credit facility by an additional $50 million, to $175 million.

On November 5, 2004, we entered into an amendment to our senior revolving credit facility, which provides for further increases of the revolving commitments under the senior revolving credit facility by an additional $125 million, up to $300 million in the future. On December 2, 2004, we exercised our right to increase the aggregate revolving committed amount under our senior revolving credit facility by $25 million to an aggregate amount of $200 million. All other terms of the senior revolving credit facility, which closed on March 22, 2004, remain the same. Bank of America, N.A., serves as Administrative Agent for the senior revolving credit facility.

We are required to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts on our long-term borrowings. As of September 30, 2004, we were in compliance with all property level and corporate financial covenants.

Series A preferred redemption

On April 30, 2004, we redeemed all of the outstanding 2.3 million shares of our Series A preferred stock, or Series A preferred stock, at a price of $25.57813, comprised of the $25 per share liquidation value and accrued dividend. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series A preferred stock resulted in a non-cash charge to net income available to common stockholders of approximately $2.3 million. This non-cash charge did not have any effect on our net worth.

Series C preferred stock repurchase option

On February 5, 2004, we announced that Explorer Holdings L.P., or Explorer, our then largest stockholder, granted us the option to repurchase up to 700,000 of our Series C preferred stock which were convertible into our common shares held by Explorer at a negotiated purchase price of $145.92 per share of Series C preferred stock (or $9.12 per common share on an as-converted basis). Explorer further agreed to convert any remaining Series C preferred stock into our common stock upon exercise of the repurchase option.

Series D preferred stock offering

On February 10, 2004, we announced the closing of the sale of 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock, or Series D preferred stock, at a price of $25 per share. The Series D preferred stock is listed on the NYSE, under the symbol "OHI PrD."

Series C preferred stock redemption and conversion

We used approximately $102.1 million of the net proceeds from the Series D preferred stock offering to repurchase 700,000 shares of our Series C preferred stock from Explorer. In connection with the closing of the repurchase, Explorer converted its remaining 348,420 Series C preferred stock into approximately 5.6 million shares of our common stock. Following the repurchase and conversion, Explorer held approximately 18.1 million of our common shares.

The combined repurchase and conversion of the Series C preferred stock reduced our preferred dividend requirements, increased our market capitalization and facilitated future financings by simplifying our capital structure. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series C preferred stock resulted in a non-cash charge to net income available to common stockholders of approximately $38.7 million.

18.1 million share secondary and 2.7 million share primary offering of our common stock

On March 8, 2004, we announced the closing of an underwritten public offering of all of the approximately 18.1 million shares of our common stock at a price of $9.85 per share owned by Explorer, referred to in this prospectus supplement as the secondary offering. As a result of the secondary offering, Explorer no longer owns any shares of our common stock. We did not receive any proceeds from the sale of the shares sold by Explorer.

In connection with the secondary offering, we issued approximately 2.7 million additional shares of our common stock at a price of $9.85 per share, less underwriting discounts, referred to in this prospectus supplement as the over-allotment offering, to cover over-allotments in connection with the secondary offering. We received net proceeds of approximately $22.4 million from the over-allotment offering.

$200 million 7% senior unsecured notes offering and $125 million credit facility

Effective March 22, 2004, we closed a private offering of $200 million aggregate principal amount of 7% senior unsecured notes due 2014, referred to in this prospectus supplement as the initial notes, and the senior revolving credit facility provided by Bank of America, N.A., Deutsche Bank AG, UBS Loan Finance LLC and GE Healthcare Financial Services. We used proceeds from the offering of the initial notes to replace and terminate our previous $225 million senior secured credit facility and $50 million acquisition credit facility, referred to in this prospectus supplement as the prior credit facility. The senior revolving credit facility is being used for acquisitions and general corporate purposes. In connection with the termination of the prior credit facility, we recorded a charge of approximately $12.6 million, of which $6.3 million consisted of non-cash charges relating to deferred financing costs of the previous credit facilities.

On June 21, 2004, we filed a registration statement on Form S-4, as amended on July 26, 2003 and August 25, 2004, under the Securities Act with the SEC, offering to exchange, referred to in this prospectus supplement as the exchange offer, up to $200 million aggregate principal amount of our registered 7% Senior Notes due 2014, or the exchange notes, for all of our outstanding unregistered initial notes. In September 2004, upon the expiration of the exchange offer, $200 million aggregate principal amount of the exchange notes were exchanged for the unregistered initial notes. As a result of the exchange offer, no initial notes remain outstanding. The terms of the exchange notes are identical to the terms of the initial notes, except that the exchange notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The exchange notes represent our unsecured senior obligations and have been guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries.

$200 million interest rate cap sale

In connection with the repayment and termination of our prior credit facility, we sold our $200 million interest rate cap on March 30, 2004. Net proceeds from the sale totaled approximately $3.5 million and resulted in a loss of approximately $6.5 million, which was recorded in the first quarter of 2004.

$60 million 7% senior notes due 2014

On November 8, 2004, we issued $60 million aggregate principal amount of 7% Senior Notes due 2014, or the new notes, through a private placement to qualified institutional buyers pursuant to Rule 144A and in offshore transactions pursuant to Regulation S, promulgated under the Securities Act. The new notes were sold pursuant to a purchase agreement, dated October 29, 2004, by and among Omega and its subsidiaries, as guarantors, to Deutsche Bank Securities Inc., Banc of America Securities LLC and UBS Securities LLC. The new notes were sold at an issue price of 102.25% of the principal amount of the new notes (equal to a per annum yield to maturity of approximately 6.67%), resulting in gross proceeds to the company of $61.35 million. The new notes bear an interest rate of 7%, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2005. The new notes mature on April 1, 2014. The new notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by our subsidiaries until certain conditions are met.

The new notes were issued pursuant to an Indenture dated as of March 22, 2004, or the indenture, between Omega and U.S. Bank National Association, as trustee, as supplemented by a First Supplemental Indenture, dated as of July 20, 2005, and a Second Supplemental Indenture, dated as of November 5, 2004. We previously issued $200 million aggregate principal amount of 7% Senior Notes due 2014, or the initial notes, pursuant to the indenture, and the indenture permits us to issue additional notes from time to time. The initial notes, together with the new notes, constitute part of a single class of securities. Additionally, the new notes and the initial notes have identical terms, except as otherwise provided in the indenture and the related registration rights agreement. Immediately after giving effect to the issuance of the new notes, Omega had outstanding $260 million aggregate principal amount of its 7% Senior Notes due 2014.

$100 million 6.95% Notes due 2007

As of the date of this prospectus supplement, we had borrowings of $100 million represented by 6.95% Notes due 2007, or the 2007 notes. The 2007 notes bear interest at 6.95% per annum and will mature on August 1, 2007. Interest on the 2007 notes is payable semi-annually in arrears on February 1 and August 1 of each year.

Dividends

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our senior revolving credit facility has certain financial covenants which limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our immediately prior fiscal quarter's FFO as defined in the loan agreement governing the senior revolving credit facility, or the loan agreement, unless a greater distribution is required to maintain REIT status. The loan agreement defines FFO as net income (or loss), plus depreciation and amortization and shall be adjusted for charges related to (i) restructuring our debt, (ii) redemption of preferred stock, (iii) litigation charges up to $5.0 million, (iv) non-cash charges for accounts and notes receivable up to $5.0 million, and (v) non-cash impairment charges.

On October 19, 2004, our board of directors announced a common stock dividend of $0.19 per share, an increase of $0.01 per common share. The common stock dividend was paid November 15, 2004 to common stockholders of record on October 29, 2004. Also on October 19, 2004, our board of directors declared its regular quarterly dividends for all classes of preferred stock, which were paid on November 15, 2004 to preferred stockholders of record on October 29, 2004. Holders of record of our 8.625% Series B cumulative preferred stock, or the Series B preferred stock, and 8.375% Series D preferred stock on October 29, 2004 were paid dividends in the amount of approximately $0.53906 and $0.52344, per preferred share, respectively, on November 15, 2004. The liquidation preference for each of our Series B and D preferred stock is $25.00. Regular quarterly preferred dividends represent dividends for the period August 1, 2004 through October 31, 2004 for the Series B and Series D preferred stock.

On July 20, 2004, our board of directors announced a common stock dividend of $0.18 per share. The common stock dividend was paid August 16, 2004 to common stockholders of record on July 30, 2004. In addition, our Board of Directors also declared its regular quarterly dividends for all classes of preferred stock to preferred stockholders of record on July 30, 2004. These holders of the Series B preferred stock and the Series D preferred stock were paid dividends in the amount of $0.53906 and $0.52344, per preferred share, respectively, on August 16, 2004. Regular quarterly preferred dividends represented dividends for the period May 1, 2004 through July 31, 2004 for both the Series B preferred stock and the Series D preferred stock.

On March 29, 2004, our board of directors declared regular quarterly dividends for all classes of preferred stock, payable on May 17, 2004 to preferred stockholders of record on April 30, 2004. These holders of the Series B preferred stock and the Series D preferred stock received dividends in the amount of $0.53906 and $0.47109, per preferred share, respectively, on May 17, 2004. Regular quarterly preferred dividends represent dividends for the period February 1, 2004 through April 30, 2004 for the Series B preferred stock and February 10, 2004 through April 30, 2004 for the Series D preferred stock.

On April 20, 2004, our board of directors announced a common stock dividend of $0.18 per share, which is a $0.01 per share, or 5.9%, increase over the previous quarter's dividend. The common stock dividend was paid May 17, 2004 to common stockholders of record on April 30, 2004.

Liquidity

We believe our liquidity and various sources of available capital, including funds from operations, our existing availability under our senior revolving credit facility, expected proceeds from planned asset sales, and the expected net proceeds from this offering will be adequate to finance operations, meet recurring debt service requirements and fund future investments through the next 12 months.

The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of facilities we lease or have mortgages on, (ii) rental and mortgage rates, (iii) our debt service obligations, and (iv) general, administrative and legal expenses. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital and affect our plans for acquisition and disposition activity.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

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normal recurring expenses;

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debt service payments;

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preferred stock dividends;

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common stock dividends; and

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growth through acquisitions of additional properties.

Cash and cash equivalents totaled $3.3 million as of September 30, 2004, an increase of $0.2 million as compared to the balance at December 31, 2003. The following is a discussion of changes in cash and cash equivalents due to operating, investing and financing activities.

Operating activities—Net cash flow from operating activities generated $35.6 million for the nine months ended September 30, 2004 as compared to $43.2 million for the same period in 2003. The $7.6 million decrease is due primarily to a $3.0 million charge associated with professional liability claims and normal working capital fluctuations during the period.

Investing activities—Net cash flow from investing activities was an outflow of $29.9 million for the nine months ended September 30, 2004 as compared to an inflow of $19.5 million for the same period in 2003. The decrease of $49.4 million was primarily due to (i) two acquisitions completed in April 2004, and (ii) a decrease of approximately $9.8 million of incremental cash flow from asset sales in 2003 compared to 2004.

Financing activities—Net cash flow from financing activities was an outflow of $5.5 million for the nine months ended September 30, 2004 as compared to an outflow of $70.9 million for the same period in 2003. The change in financing cash flow was primarily a result of (i) issuance of $118.5 million of preferred equity, (ii) a public issuance of 2.7 million shares of our common stock at a price of $9.85 per share, (iii) a private offering of the initial notes, and (iv) the sale of an interest rate cap. In addition, the decrease of $65.5 million was the result of (i) the redemption of our Series A preferred stock and Series C preferred stock, (ii) repayment of prior credit facility and related termination fees, and (iii) payments of common and preferred dividend payments.

Management

The following table sets forth the name and age of each of our directors and executive officers.

Name	Age	Position

Bernard J. Korman(1),(3),(4)	73	Chairman of the Board of Directors
Thomas F. Franke(1),(4)	74	Director
Harold J. Kloosterman(1),(2),(3),(4)	62	Director
Edward Lowenthal(1),(2),(4)	59	Director
Stephen D. Plavin(1),(2),(4)	44	Director
C. Taylor Pickett(3)	42	Chief Executive Officer and Director
Daniel J. Booth	41	Chief Operating Officer
R. Lee Crabill, Jr.	51	Senior Vice President of Operations
Robert O. Stephenson	40	Chief Financial Officer

(1)
Member of Compensation Committee

(2)
Member of Audit Committee

(3)
Member of Investment Committee

(4)
Member of Nominating and Corporate Governance Committee

Set forth below are descriptions and backgrounds of each of our current executive officers and directors.

DIRECTORS

Bernard J. Korman is Chairman of the Board and has served in this capacity since March 8, 2004. He has served as a director since October 19, 1993. Mr. Korman's term expires in 2006. Mr. Korman has been Chairman of the Board of Trustees of Philadelphia Health Care Trust, a private healthcare foundation, since December 1995 and Chairman of the Board of The Pep Boys, Inc. since May 28, 2003. He was formerly President, Chief Executive Officer and Director of MEDIQ Incorporated (health care services) from 1977 to 1995. Mr. Korman is also a director of the following public companies: The New America High Income Fund, Inc. (financial services), Kramont Realty Trust (real estate investment trust), and NutraMax Products, Inc. (consumer health care products). Mr. Korman was previously a director of Omega Worldwide, Inc.

Thomas F. Franke is a Director and has served in this capacity since March 31, 1992. Mr. Franke's term expires in 2006. Mr. Franke is Chairman and principal owner of Cambridge Partners, Inc., an owner, developer and manager of multifamily housing in Grand Rapids and Ann Arbor, Michigan. He is also the principal owner of a private healthcare firm operating in the United States and is a principal owner of a private hotel firm in the United Kingdom. Mr. Franke was a founder and previously a director of Principal Healthcare Finance Limited and Omega Worldwide, Inc.

Harold J. Kloosterman is a Director and has served in this capacity since September 1, 1992. Mr. Kloosterman's term expires in 2005. Mr. Kloosterman has served as President since 1985 of Cambridge Partners, Inc., a company he formed in 1985. He has been involved in the development and management of commercial, apartment and condominium projects in Grand Rapids and Ann Arbor, Michigan and in the Chicago area. Mr. Kloosterman was formerly a Managing Director of

Omega Capital from 1986 to 1992. Mr. Kloosterman has been involved in the acquisition, development and management of commercial and multifamily properties since 1978. He has also been a senior officer of LaSalle Partners, Inc.

Edward Lowenthal is a Director and has served in this capacity since October 17, 1995. Mr. Lowenthal's term expires in 2007. From January 1997 to March 2002, Mr. Lowenthal served as President and Chief Executive Officer of Wellsford Real Properties, Inc. (AMEX: WRP), a real estate merchant bank, since 1997, and was President of the predecessor of Wellsford Real Properties, Inc. since 1986. Mr. Lowenthal also serves as a director of REIS, Inc. (a provider of real estate market information and valuation technology), Ark Restaurants (a publicly traded owner and operator of restaurants), American Campus Communities (a developer, owner and operator of student housing at the university level), and a trustee of the Manhattan School of Music.

Stephen D. Plavin is a Director and has served in this capacity since July 17, 2000. Mr. Plavin's term expires in 2007. Mr. Plavin has been Chief Operating Officer of Capital Trust, Inc., a New York City-based mortgage REIT and investment management company and has served in this capacity since 1998. In this role, Mr. Plavin is responsible for all of the lending, investing and portfolio management activities of Capital Trust, Inc. Mariner Post-Acute Network and Integrated Health Services, along with several other long-term care operators, each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in January and February 2000, respectively.

Pursuant to our articles of incorporation, our directors are divided into three classes. Currently, our board of directors has two directors in each group. At each annual meeting, one class of directors is elected by the holders of our common stock to hold office for a term of three years or, in each case, until the director's respective successor has been duly elected and qualified.

EXECUTIVE OFFICERS

C. Taylor Pickett is the Chief Executive Officer of our company and has served in this capacity since June, 2001. Mr. Pickett is also a Director and has served in this capacity since May 30, 2002. Mr. Pickett's term as a Director expires in 2005. Prior to joining our company, Mr. Pickett served as the Executive Vice President and Chief Financial Officer from January 1998 to June 2001 of Integrated Health Services, Inc., a public company specializing in post-acute healthcare services. He also served as Executive Vice President of Mergers and Acquisitions from May 1997 to December 1997 of Integrated Health Services. Prior to his roles as Chief Financial Officer and Executive Vice President of Mergers and Acquisitions, Mr. Pickett served as the President of Symphony Health Services, Inc. from January 1996 to May 1997.

Daniel J. Booth is the Chief Operating Officer of our company and has served in this capacity since October, 2001. Prior to joining our company, Mr. Booth served as a member of Integrated Health Services, Inc.'s management team since 1993, most recently serving as Senior Vice President, Finance. Prior to joining Integrated Health Services, Mr. Booth was Vice President in the Healthcare Lending Division of Maryland National Bank (now Bank of America).

R. Lee Crabill, Jr. is the Senior Vice President of Operations of our company and has served in this capacity since July, 2001. Mr. Crabill served as a Senior Vice President of Operations at Mariner Post-Acute Network from 1997 through 2000. Prior to that, he served as an Executive Vice President of Operations at Beverly Enterprises.

Robert O. Stephenson is the Chief Financial Officer of our company and has served in this capacity since August, 2001. Prior to joining our company, Mr. Stephenson served from 1996 to July 2001 as the Senior Vice President and Treasurer of Integrated Health Services, Inc., a public company specializing in post-acute healthcare services. Prior to Integrated Health Services, Mr. Stephenson served in management roles at CSX Intermodal, Martin Marietta Corporation and Electronic Data Systems.

Mariner Post-Acute Network, Inc. and Integrated Health Services, along with several other long-term healthcare operators, each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in January and February 2000, respectively.

Description of capital stock

GENERAL

As of the date of this prospectus supplement, our authorized capital stock consisted of 100,000,000 shares of our common stock, par value $0.10 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share, of which 2,000,000 are designated as Series B preferred stock and 4,739,500 are designated as Series D preferred stock. Following the redemption of our Series A and Series C preferred stock, we re-classified the remaining 3,260,500 authorized shares of Series A and Series C preferred stock as preferred stock without designation as to series. As of December 1, 2004, we had 46,792,140 shares of our common stock, 2,000,000 shares of our 8.625% Series B cumulative preferred stock, or the Series B preferred stock, and 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock, or the Series D preferred stock, issued and outstanding. Our common stock, Series B preferred stock, and Series D preferred stock are listed on the NYSE.

All shares of our common stock participate equally in dividends payable to stockholders of our common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of our common stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol "OHI."

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock. The description of certain provisions of the preferred stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the company's articles of incorporation, as amended, and the board of directors' resolution or articles supplementary relating to each series of the preferred stock.

Under the articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to an additional 3,260,500 shares of preferred stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board of directors. The board of directors' resolution or articles supplementary relating to future series of the preferred stock offered will establish specific terms for each series.

Our outstanding preferred stock is, and any future series of preferred stock will, when issued, be, fully paid and nonassessable. Our outstanding preferred stock does not have, and any future series of preferred stock will not have, any preemptive rights, except as determined by our board of directors in its discretion. Unless otherwise stated in the board of directors' resolution or articles supplementary relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of the company's general creditors.

SERIES B PREFERRED STOCK

Our outstanding Series B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. The Series B preferred stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to our common stock, and to all equity securities ranking junior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, on a parity with the Series D preferred stock and with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, and junior to all of our existing and future indebtedness. Holders of shares of the Series B preferred stock are entitled to receive preferential cumulative cash dividends at the rate of 8.625% per year of the liquidation preference per share (equivalent to a fixed annual amount of $2.156 per share). Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series B preferred stock are entitled to be paid a liquidation preference of $25 per share in cash or property at its fair market value as determined by our board of directors, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of common stock or any other class or series of our capital stock that ranks junior to the Series B preferred stock as to liquidation rights.

The Series B preferred stock became redeemable on July 1, 2003. We, at our option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends on such Series B preferred stock to the date fixed for redemption (except with respect to excess shares). In addition, in order to ensure that we will continue to meet the requirements for qualification as a REIT, we have the right to purchase from the holder any shares of Series B preferred stock in excess of 9.9% of the value of our outstanding capital stock, or the excess shares.

Holders of the Series B preferred stock generally have no voting rights. If dividends on any shares of Series B preferred stock are in arrears for any six or more quarterly distribution periods, regardless of whether such quarterly periods are consecutive, the number of directors then constituting our board of directors will be increased by two directors (unless not already increased by reason of a similar arreage with respect to the Series D preferred stock), and the holders of such shares of Series B preferred stock will be entitled to vote separately as a class with the holders of the Series D preferred stock, in order to fill the vacancies thereby created, for the election of a total of two additional directors of our board of directors, or the preferred stock directors, at a special meeting called by the holders of record of at least 20% of the Series B or the Series D preferred stock.

If and when all accumulated dividends and the dividend for the then current dividend period on the Series B preferred stock and on the Series D preferred stock will have been paid in full or declared and set aside for payment in full, the holders of the Series B preferred stock will be divested of the foregoing voting rights and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on the Series B preferred stock and on the Series D preferred Stock, the term of office of each preferred stock director so elected shall terminate.

The Series B preferred stock is not convertible into or exchangeable for any of our other property or securities. No holder of Series B preferred stock is entitled to any preemptive rights to subscribe for or acquire any unissued shares of our common stock or preferred stock or our securities convertible into or carrying a right to subscribe to or acquire shares.

SERIES D PREFERRED STOCK

Our outstanding Series D preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. The Series D preferred stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to our common stock, and to all equity securities ranking junior to the Series D preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, on a parity with the Series B preferred stock and with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series D preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, and junior to all of our existing and future indebtedness. Holders of shares of the Series D preferred stock are entitled to receive preferential cumulative cash dividends at the rate of 8.375% per year of the liquidation preference per share (equivalent to a fixed annual amount of $2.09375 per share). Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series D preferred stock are entitled to be paid a liquidation preference of $25 per share in cash or property at its fair market value as determined by our board of directors, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of common stock or any other class or series of our capital stock that ranks junior to the Series D preferred stock as to liquidation rights.

The Series D preferred stock is not redeemable prior to February 10, 2009. On and after February 10, 2009, we, at our option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series D preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends on such Series D preferred stock to the date fixed for redemption (except with respect to excess shares). However, in order to ensure that we will continue to meet the requirements for qualification as a REIT, we will have the right to purchase (at any time) from the holder any shares of Series D preferred stock in excess of 9.9% of the value of our outstanding capital stock, or the excess shares.

Holders of the Series D preferred stock generally have no voting rights. If dividends on any shares of Series D preferred stock are in arrears for any six or more quarterly distribution periods, regardless of whether such quarterly periods are consecutive, the number of directors then constituting our board of directors will be increased by two directors (unless not already increased by reason of a similar arreage with respect to the Series B preferred stock), and the holders of such shares of Series D preferred stock will be entitled to vote separately as a class with the holders of the Series B preferred stock, in order to fill the vacancies thereby created, for the election of a total of two additional directors of our board of directors, or the preferred stock directors, at a special meeting called by the holders of record of at least 20% of the Series D or the Series B preferred stock.

If and when all accumulated dividends and the dividend for the then current dividend period on the Series D preferred stock and on the Series B preferred stock will have been paid in full or declared and set aside for payment in full, the holders of the Series D preferred stock will be divested of the foregoing voting rights and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on the Series D preferred stock and on the Series B preferred Stock, the term of office of each preferred stock director so elected shall terminate.

The Series D preferred stock is not convertible into or exchangeable for any of our other property or securities. No holder of Series D preferred stock is entitled to any preemptive rights to subscribe for or acquire any unissued shares of our common stock or preferred stock or our securities convertible into or carrying a right to subscribe to or acquire shares.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A. is the transfer agent and registrar of the common stock and our outstanding preferred stock.

REDEMPTION AND BUSINESS COMBINATION PROVISIONS

If our board of directors is, at any time and in good faith, of the opinion that actual or constructive ownership of at least 9.9% or more of the vote or value of our outstanding capital stock has or may become concentrated in the hands of one owner, our board of directors will have the power:

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by means deemed equitable by it, to call for the purchase from any of our stockholders a number of voting or non-voting shares sufficient, in the opinion of our board of directors, to maintain or bring the actual or constructive ownership of such owner to a level of no more than 9.9% of the vote or value of our outstanding capital stock, as the case may be; and

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to refuse to transfer or issue the voting or non-voting shares of our capital stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in the actual or constructive ownership by that person of more than 9.9% of the vote or value of our outstanding capital stock, as the case may be.

Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the vote or value of our outstanding capital stock will be deemed void ab initio and the intended transferee will be deemed never to have had an interest in such stock. Subject to the rights of the preferred stock described below, the purchase price for any shares of our capital stock so redeemed will be equal to the fair market value of the shares reflected in the closing sales prices for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which we send notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of such stock as determined by our board of directors in accordance with the provisions of applicable law. The purchase price for shares of Series B preferred stock and Series D preferred stock will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or if the shares are not then listed on a national securities exchange, the purchase price will, in the case of the Series B preferred stock, be equal to the redemption price of such shares of Series B preferred stock, and, in the case of the Series D preferred stock, the purchase price will be equal to the liquidation preference of such shares of Series D preferred stock. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase will cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Our articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a related person, be approved by the affirmative vote of at least 80% of our outstanding voting shares.

A "business combination" is defined in the articles of incorporation as:

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any merger or consolidation of our company with or into a related person;

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any sale, lease, exchange, transfer or other disposition, including, without limitation, a mortgage or any other security device, of all or any "substantial part," as defined below, of our assets including, without limitation, any voting securities of a subsidiary to a related person;

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any merger or consolidation of a related person with or into our company;

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any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to our company;

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the issuance of any securities (other than by way of pro rata distribution to all stockholders) of our company to a related person; and

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any agreement, contract or other arrangement providing for any of the transactions described in the definition of business combination.

The term "substantial part" is defined as more than 10% of the book value of our total assets as of the end of our most recent fiscal year ending prior to the time the determination is being made.

The 80% voting requirement described above will not be applicable if (i) our board of directors has unanimously approved in advance the acquisition of our stock that caused a related person to become a related person, or (ii) the business combination is solely between us and a wholly owned subsidiary.

Under the terms of our articles of incorporation, as amended, our board of directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year.

The foregoing provisions of the articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 80% of our outstanding voting shares. The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our board of directors' authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulation of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in the articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of the articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the articles of incorporation.

STOCKHOLDER RIGHTS PLAN

On May 12, 1999, our board of directors authorized the adoption of a stockholder rights plan. The plan is designed to require a person or group seeking to gain control of our company to offer a fair price to all of our stockholders. The rights plan will not interfere with any merger, acquisition or business combination that our board of directors finds is in our best interest and the best interests of our stockholders.

In connection with the adoption of the stockholder rights plan, our board of directors declared a dividend distribution of one right for each common share outstanding on May 24, 1999. The stockholder protection rights will not become exercisable unless a person acquires 10% or more of our common stock, or begins a tender offer that would result in the person owning 10% or more of our common stock. At that time, each stockholder protection right would entitle each stockholder other than the person who triggered the rights plan to purchase either our common stock or stock of an acquiring entity at a discount to the then market price. The plan was not adopted in response to any specific attempt to acquire control of our company.

Certain federal income tax considerations

CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK

The following is a general summary of material U.S. federal income tax considerations applicable to us, and to the purchasers of our common stock and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person's particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

The following discussion relating to an investment in our securities was based on consultations with Powell Goldstein LLP, our special counsel. In the opinion of Powell Goldstein LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. federal income tax considerations relevant to purchasers of our securities. Powell Goldstein LLP has not rendered any opinion regarding any effect of such issuance on purchasers of our securities. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received these rulings.

TAXATION OF OUR COMPANY

General.    We have elected to be taxed as a real estate investment trust, or a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 1992. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

In the opinion of Powell Goldstein LLP, which opinion has been filed as an exhibit to the registration statement to which this prospectus supplement relates, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters concerning our business and properties. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Powell Goldstein LLP on an ongoing basis. Accordingly, no assurance can be given that the various results of our operations for any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. We have neither sought nor obtained any formal ruling from the IRS regarding our qualification as a REIT and presently have no plan to apply for any such ruling. See "—Failure to Qualify."

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and the stockholder level) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference that we do not distribute or allocate to our stockholders. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm's-length basis. Eighth, if we acquire any asset which is defined as a "built-in gain asset" from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period, which is defined as the "recognition period," beginning on the date on which such asset was acquired by us, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date), our recognized gain will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that we will not make an election pursuant to Treasury Regulations Section 1.337(d)-7(c)(5).

Requirements for qualification.    The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Income tests.    In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally "rents from real property," interest on mortgages on real property and gains on sale of real property and real property mortgages, other than property described in Section 1221 of the Code) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business.

Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

On October 22, 2004, President George W. Bush signed into law the American Jobs Creation Act of 2004, or the AJCA, which provides that for tax years beginning after the date of its enactment, rents for customary services performed by a TRS or that are received from a TRS and are described in Code Section 512(b)(3) no longer meet the 100% excise tax safe harbor. Instead, such payments avoid the excise tax if we pay the TRS at least 150% of its direct cost furnishing such services.

The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, but only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

If a loan contains a provision that entitles us to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

Prohibited transactions.    We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

Foreclosure property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

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for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

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for which the REIT makes a proper election to treat the property as foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Beginning on January 1, 2001, foreclosure property also includes any "qualified health care property," as defined in Code Section 856(e)(6) acquired by us as the result of the termination or expiration of a lease of such property. We may operate a qualified healthcare facility, acquired in this manner for two years or longer if an extension is granted. We own one property with respect to which we have made foreclosure property elections. Properties that are taken back in a foreclosure or bankruptcy and operated for our own account are treated as foreclosure properties for income tax purposes, pursuant to the Code Section 856(e). Gross income from foreclosure properties is "good income" for purposes of the annual REIT income tests. Once this election is made on the tax return, it is "good" for a period of three years, or until the properties are no longer operated for our own account. An election to extend the foreclosure status period for an additional three years can be made. In all cases of the foreclosure property, we utilize an independent contractor to conduct day-to-day operations in order to maintain REIT status. In certain cases we operate facilities through a taxable REIT subsidiary. For those properties operated through the taxable REIT subsidiary, we utilize an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes will increase the risk that we will fail to qualify as a REIT. Through our 2003 taxable year, we have not paid any tax on our foreclosure property because those properties have been producing losses. However, in the future, our income from foreclosure property could be significant and we could be required to pay a significant amount of tax on that income.

Hedging transactions.    From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Accordingly, our income and gain from our interest rate swap agreements generally is qualifying income for purposes of the 95% gross income test but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The AJCA provides that for tax years beginning after the date of its enactment, income from hedging transactions will not be included in gross income (i.e. not included in either the numerator or the denominator) for purposes of the 95% gross income test.

TRS income.    A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of securities of one or more TRSs. However, a TRS does not include a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We have made TRS elections with respect to Bayside Street II, Inc. and one of our wholly-owned subsidiaries that owned all of the preferred stock of Omega Worldwide. Those entities will pay corporate income tax on their taxable income and their after-tax net income will be available for distribution to us.

Failure to satisfy income tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

The AJCA revised the relief provisions with respect to the gross income tests to provide that for tax years beginning after the date of its enactment, a REIT may avoid disqualification in the event of certain failures of the income tests, provided that (i) we file a schedule with a description of each item of gross income that caused the failure, (ii) the failure was due to reasonable cause and not willful neglect, (iii) we pay a tax on the failure.

Asset tests.    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer's outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests the term "securities" does not include our equity or debt securities of a qualified REIT subsidiary or TRS or our equity interest in any partnership, since we are deemed to own our proportionate share of each asset of any partnership of which we are a partner. Furthermore, for purposes of determining whether we own more than 10% of the value of only one issuer's outstanding securities, the term "securities does not include: (i) "straight-debt" securities (as defined by the Code); (ii) any loan to an individual or an estate; (iii) any Code Section 467 rental agreement; (iv) any obligation to pay rents from real property; (v) certain government issued securities; (vi) any security issued by another REIT; and (vii) our debt securities in any partnership, not otherwise excepted under (i) through (vi) above, (A) to the extent of our interest as a partner in the partnership or (B) if 75% of the partnership's gross income is derived from sources described in the 75% income test set forth above.

We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries (including stock in non-REIT C corporations) and other assets that are not qualifying assets for purposes of the 75% asset test. If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The nonqualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

The AJCA generally provides that for tax years beginning after the date of its enactment, subject to certain de minimis exceptions, a REIT may avoid disqualification in the event of certain failures under the asset tests, provided that (i) we file a schedule with a description of each asset that caused the failure, (ii) the failure was due to reasonable cause and not willful neglect, (iii) we dispose of the assets within 6 months after the last day of the quarter in which the identification of the failure occurred, and (iv) we pay a tax on the failure.

Annual distribution requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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85% of our REIT ordinary income for such year;

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95% of our REIT capital gain income for such year; and

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any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

The availability to us of, among other things, depreciation deductions with respect to our owned facilities depends upon the treatment by us as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as "true leases" rather than financing arrangements for federal income tax purposes. The questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as true leases for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

FAILURE TO QUALIFY

If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

OTHER TAX MATTERS

We own and operate a number of properties through qualified REIT subsidiaries, or QRSs. The QRSs are treated as qualified REIT subsidiaries under the Code. Code Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus supplement under the heading "Taxation of Our Company," the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

TAXATION OF STOCKHOLDERS

Taxation of domestic stockholders.    As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but, rather, will reduce the adjusted basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

BACKUP WITHHOLDING

Assuming that you are a U.S. stockholder, we will report to you and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

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are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

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provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See "—Taxation of Foreign Stockholders."

Treatment of tax-exempt stockholders.    If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute "unrelated business taxable income," or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT's distributions as UBTI. This requirement will apply only if:

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the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts; and

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the REIT is "predominantly held" by qualified trusts.

A REIT is predominantly held if either:

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a single qualified trust holds more than 25% by value of the REIT interests; or

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one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of our common stock in our articles of incorporation will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by our board of directors.

Taxation of foreign stockholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

If you are a Non-U.S. Stockholder, the following discussion applies to you. Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

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a lower treaty rate applies, you file an IRS Form W-8BEN with us, and certain other conditions are met; or

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you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income and certain other conditions are met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but, rather, will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability. For tax years beginning after the date of its enactment, the AJCA removes from treatment as effectively connected income a capital gain distribution to you; provided, that (i) the distribution is received by you with respect to a class of our stock that is regularly traded on an established securities market located in the U.S. and (ii) you do not own more than 5% of the class of stock at any time during the taxable year within which you receive the distribution.

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," although there can be no assurance that we will retain that status. If we are not "domestically controlled," gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

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investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

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you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

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the payment is made through an office outside the U.S. of a broker that is (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and

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the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

OTHER TAX CONSEQUENCES

Recent legislation.    On May 28, 2003, President George W. Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law reduced the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 5, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

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your long-term capital gains, if any, recognized on the disposition of our shares;

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your distributions designated as long-term capital gain dividends (except to the extent attributable to "unrecaptured Section 1250 gain," in which case such distributions would continue to be subject to a 25% tax rate);

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our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries (i.e., a TRS); and

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our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

The AJCA generally provides that for tax years beginning after the date of its enactment, a REIT may avoid disqualification in the event of the failure to meet certain requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the new rules provided for failures of the asset tests, if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

Prospective holders of our common stock should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

STATE AND LOCAL TAXES

We may be and you may be subject to state or local taxes in other jurisdictions such as those in which we may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of us may not conform to the federal income tax consequences discussed above.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Legg Mason Wood Walker, Incorporated are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	1,400,000
Banc of America Securities LLC	700,000
Deutsche Bank Securities Inc.	700,000
Legg Mason Wood Walker, Incorporated	700,000

Total	3,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

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receipt and acceptance of our common stock by the underwriters; and

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the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 525,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.35 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional 525,000 shares.

	No exercise	Full exercise

Per share	0.598	0.598
Total	2,093,000	2,406,950

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $0.5 million.

NO SALES OF SIMILAR SECURITIES

We, our directors and our executive officers have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock. The permitted exceptions include issuances of shares under our stock incentive plans, provided such shares are subject to restrictions on transfer for the remainder of the lock-up period, and the use of previously owned shares to pay withholding obligations related to the vesting of restricted stock. These restrictions will be in effect for a period of 60 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make with respect to those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol "OHI."

PRICE STABILIZATION AND SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock including:

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stabilizing transactions;

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short sales;

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purchases to cover positions created by short sales;

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imposition of penalty bids; and

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syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. These transactions may also include making short sales of our shares of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares of common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our senior revolving credit facility and UBS Loan Finance LLC, an affiliate of UBS Securities LLC, and Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., are lenders under our senior revolving credit facility. Each of UBS Securities LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc. acted as initial purchasers in connection with our previously issued $260 million aggregate principal amount of 7% Senior Notes due 2014, for which they received customary discounts and commissions. UBS Securities LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc. acted as underwriters in connection with a March 2004 public offering of our common stock, for which they received customary discounts and commissions.

Legal matters

The validity of the common stock being offered by this prospectus supplement and the accompanying prospectus have been passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our consolidated financial statements and schedules are incorporated by reference in reliance upon Ernst & Young's report, given on their authority as experts in accounting and auditing.

Incorporation of certain information by reference

The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC (File No. 001-11316) as well as any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering, other than information or reports furnished to the SEC under Items 2.02 and 7.01 of Current Reports on Form 8-K:

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Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

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Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2004, June 30, 2004 and March 31, 2004;

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Current Reports on Form 8-K filed on December 3, 2004, November 9, 2004, November 8, 2004, October 29, 2004, October 29, 2004, October 26, 2004*, October 18, 2004, September 16, 2004, July 27, 2004*, May 24, 2004, April 27, 2004*, March 26, 2004, March 11, 2004, March 8, 2004, March 4, 2004, February 23, 2004, February 10, 2004, February 5, 2004, February 5, 2004, January 29, 2004*, and January 27, 2004*; and

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The description of our common stock contained in our initial registration statement on Form 8-A, filed under Section 12 of the Exchange Act, and declared effective by the SEC on August 7, 1992, together with any amendment or report filed subsequent to the date hereof for the purpose of updating such description (File No. 001-11316).

*
These reports contain information furnished to the SEC under Item 2.02 and/or Item 7.01 (or their predecessor Items prior to August 23, 2004) of Form 8-K which, pursuant to General Instructions B(2) and (6) of Form 8-K, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus supplement past or future information or reports furnished or that will be furnished under Item 2.02 and/or Item 7.01 of Form 8-K.

These documents contain important information about our financial condition. You may obtain copies of any documents incorporated by reference in this prospectus supplement from us, from the SEC or from the SEC's website as described below. Documents incorporated by reference are available from us without charge, excluding exhibits thereto, unless we have specifically incorporated by reference such exhibits in this prospectus supplement. Any person, including any beneficial owner, to whom this prospectus supplement is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus supplement by requesting them from us in writing or by telephone at Omega Healthcare Investors, Inc., Attention: Chief Financial Officer, 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, telephone number (410) 427-1700. You may also access our SEC filings free of charge on our website at www.omegahealthcare.com, under the tab entitled "SEC Filings."

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public free of charge at the web site maintained by the SEC at www.sec.gov, as well as on our website at www.omegahealthcare.com. You may inspect information that we file with the NYSE at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

We have filed with the SEC a registration statement on Form S-3, as amended by amendment no. 1, collectively referred to in this prospectus supplement as the registration statement, to register the shares of common stock offered by this prospectus supplement. This prospectus supplement is a part of the registration statement. This prospectus supplement does not include all of the information contained in the registration statement. For further information about us and the securities offered in this prospectus supplement, you should review the registration statement. You can inspect or obtain a copy of the registration statement as described in the preceding paragraph.

$500,000,000

Debt Securities
Preferred Stock
Common Stock
Warrants

We may from time to time offer and sell in one or more series:

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debt securities;

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warrants to purchase debt securities;

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shares of our preferred stock;

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warrants to purchase shares of our preferred stock;

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shares of our common stock; and

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warrants to purchase shares of our common stock.

The debt securities warrants, the preferred stock warrants and the common stock warrants are collectively referred to herein as the securities warrants. The debt securities, the preferred stock, the common stock and the securities warrants are collectively referred to herein as the securities. The securities offered by this prospectus will have an aggregate public offering price of $500,000,000. We will provide the specific terms of these securities in supplements to this prospectus prepared in connection with each offering. The debt securities may be convertible into preferred stock, common stock or debt securities of another series. The preferred stock may be convertible into common stock or preferred stock of another series. No securities may be sold under this prospectus without delivery of the applicable prospectus supplement. You should read this prospectus and the prospectus supplements carefully before you invest in the securities.

Securities may be sold directly, through agents from time to time or through underwriters or dealers. If any of our agents or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement. See "Plan of Distribution." The net proceeds to us from the sale also will be set forth in the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol "OHI". On August 24, 2004, the closing price of our common stock was $10.18 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 27, 2004

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the applicable prospectus supplement. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus nor any applicable prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

About this prospectus	1
Where you can find more information	2
Cautionary language regarding forward-looking statements	4
The company	5
Recent developments	6
Risk factors	7
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends	8
Use of proceeds	10
Description of securities	10
Capital stock	11
Certain federal income tax considerations	26
Plan of distribution	38
Legal matters	39
Experts	39

i

About this prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

As allowed by SEC rules, this prospectus omits various information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of those documents. For further information about us or the securities offered under this prospectus, you should refer to that registration statement, which you can obtain from the SEC as described below under the heading "Where You Can Find More Information."

Unless the context requires otherwise, the words "we," "company," "us" and "our" refer to Omega Healthcare Investors, Inc. and its majority-owned subsidiaries.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.omegahealthcare.com. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents (File No. 1-11316) we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, other than information in these documents that is not deemed to be filed with the SEC:

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our Annual Report on Form 10-K for the year ended December 31, 2003, filed on February 20, 2004;

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our Current Report on Form 8-K filed on January 27, 2004;

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our Current Report on Form 8-K filed on January 29, 2004*;

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our Current Report on Form 8-K filed on February 5, 2004;

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our Current Report on Form 8-K filed on February 5, 2004;

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our Current Report on Form 8-K filed on February 10, 2004;

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our Current Report on Form 8-K filed on February 23, 2004;

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our Current Report on Form 8-K filed on March 4, 2004;

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our Current Report on Form 8-K filed on March 8, 2004;

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our Current Report on Form 8-K filed on March 11, 2004;

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our Current Report on Form 8-K filed on March 26, 2004;

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our Current Report on Form 8-K furnished on April 27, 2004*;

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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 5, 2004;

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our Current Report on Form 8-K filed on May 24, 2004;

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our Current Report on Form 8-K filed on July 27, 2004*;

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our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 4, 2004;

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the description of our common stock contained in our Registration Statement on Form 8-A, filed on August 4, 2002, and any amendments or reports filed for the purpose of updating that description; and

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the description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, filed on May 14, 1999, and any amendments or reports filed for the purpose of updating that description.

*
This report contains information furnished to the SEC under Item 12 of Form 8-K which, pursuant to General Instruction B(6) of Form 8-K, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 9 and/or 12 of Form 8-K.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering of the securities will be deemed to be incorporated by reference into this prospectus, other than information in the documents that is not deemed to be filed with the SEC. A statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which is incorporated by reference into this prospectus, modifies or supersedes that statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, on the request of any person, a copy of any or all the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for copies in writing or by telephone should be directed to:

Omega Healthcare Investors, Inc.
9690 Deereco Road
Suite 100
Timonium, Maryland 21093
Attn: Chief Financial Officer
(410) 427-1700

Cautionary language regarding forward-looking statements

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that our assumptions and expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from our expectations are disclosed in this prospectus. These forward-looking statements are subject to various risks, uncertainties and assumptions including, among other things:

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uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third party payors, regulatory matters and occupancy levels;

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the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages, and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors' obligations;

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our ability to sell closed assets on a timely basis and at terms that allow us to realize the carrying value of these assets;

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our ability to negotiate appropriate modifications to the terms of our credit facility;

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our ability to manage, re-lease, or sell any owned and operated facility;

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the availability and cost of capital;

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competition in the financing of healthcare facilities;

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regulatory and other changes in the healthcare sector;

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the effect of economic and market conditions generally and, particularly, in the healthcare industry;

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changes in interest rates;

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the amount and yield of any additional investments;

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changes in tax laws and regulations affecting real estate investment trusts;

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changes in the ratings of our debt and preferred securities; and

Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors contained in this prospectus. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

The company

We were incorporated in the State of Maryland on March 31, 1992. We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities and, to a lesser extent, assisted living and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

As of June 30, 2004, our portfolio of domestic investments consisted of 208 healthcare facilities, located in 29 states and operated by 39 third-party operators. Our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled $842.2 million. This portfolio is made up of:

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157 long-term healthcare facilities and 2 rehabilitation hospitals owned and leased to third parties;

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fixed rate, participating and convertible participating mortgages on 46 long-term healthcare facilities; and

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three long-term healthcare facilities that were recovered from customers and are currently closed.

In addition, we also held miscellaneous investments of approximately $36.4 million at June 30, 2004.

Recent developments

CREDIT FACILITY INCREASED TO $175 MILLION

On April 30, 2004, we exercised our right to increase the revolving commitments under our new $125 million credit facility by an additional $50 million, to $175 million. All other terms of the credit facility, which closed on March 22, 2004, remain the same. Bank of America, N.A. serves as Administrative Agent for the credit facility.

9.25% SERIES A PREFERRED REDEMPTION.

On April 30, 2004, we fully redeemed our 9.25% Series A Cumulative Preferred Stock (NYSE:OHI PrA) ("Series A"). We redeemed the 2.3 million shares of Series A at a price of $25.57813, comprising the $25 liquidation value and accrued dividend. Under FASB-EITF Issue D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the repurchase of the Series A preferred stock resulted in a non-cash charge to net income available to common shareholders of approximately $2.3 million reflecting the write-off of unamortized costs of issuance of the Series A preferred stock and was recorded in the second quarter. This non-cash charge did not have any effect on our net worth.

NEW INVESTMENTS

On April 1, 2004, we purchased three skilled nursing facilities, representing 399 beds for a total investment of $26.0 million. Two of the facilities are located in Vermont, with the third located in Connecticut. The facilities were combined into an existing master lease with Haven Healthcare. Rent under the master lease was increased by approximately $2.7 million for the first lease year commencing April 1, 2004, with annual increases thereafter. The term of the master lease had been increased to ten years on January 1, 2004 and runs through December 31, 2013, followed by two ten-year renewal options. We received a security deposit equivalent to three months of the incremental rent.

On April 30, 2004, we closed on the purchase of two skilled nursing facilities, representing 477 beds for a total investment of $9.4 million. The purchase price includes funds for capital expenditures, additional bed licenses and transaction costs. Both facilities are located in Texas and were combined into an existing master lease with Senior Management Services. Rent under the master lease was increased by approximately $1.0 million for the first lease year commencing May 1, 2004, with annual increases thereafter. The term of the master lease has been increased to 10 years, and is followed by two 10-year renewal options. During the first lease year, the operator will fund a security deposit equivalent to approximately four months of the incremental rent.

MORTGAGE REPAYMENTS

On April 6, 2004, we received approximately $4.6 million in proceeds on a mortgage loan payoff. We held mortgages on five facilities located in Missouri, representing 319 beds, which produced approximately $0.5 million of annual interest revenue in 2003.

Our principal executive offices are located at 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, and our telephone number is (410) 427-1700. Additional information regarding our company is set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and other documents on file with the Securities and Exchange Commission (which are incorporated by reference in this prospectus). See "Where You Can Find More Information."

Risk factors

Certain of the securities to be offered hereby may involve a high degree of risk. Such risks will be set forth in the prospectus supplement relating to such offered securities.

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends

The ratios of earnings to fixed charges, and the ratio of earnings to combined fixed charges and preferred stock dividends are set forth below. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. The ratio of earnings to combined fixed charges and preferred stock dividends was calculated in the same manner as the ratio of earnings to fixed charges except that accrued preferred stock dividends were included for each of the periods shown irrespective of whether or not such dividends were actually paid.

	Year ended December 31,					For the six months ended June 30, 2004
	1999	2000	2001	2002	2003

	Unaudited (in thousands except ratios)
RATIO OF EARNINGS TO FIXED CHARGES
Net income (loss) from continuing operations	$18,966	$(43,250)	$(15,588)	$(3,744)	$23,341	$(3,869)
Interest expense	42,947	42,400	33,204	27,381	23,388	30,433

Earnings	$61,913	$(850)	$17,616	$23,637	$46,729	$26,564

Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$30,433

Total fixed charges	$42,947	$42,400	$33,204	$27,381	$23,388	$30,433

Ratio of earnings to fixed charges	1.4x	*	*	*	2.0x	*

*
Our earning were insufficient to cover our fixed charges by $43,250, $15,588, $3,744 and $3,869 in 2000, 2001, 2002 and the six months ended June 30, 2004, respectively.

	Year ended December 31,					For the six months ended June 30, 2004
	1999	2000	2001	2002	2003

	Unaudited (in thousands except ratios)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$30,433
Preferred dividends	9,631	16,928	19,994	20,115	20,115	8,689
Preferred stock conversion charge	—	—	—	—	—	41,054

Total fixed charges and preferred dividends	$52,578	$59,328	$53,198	$47,496	$43,503	$80,176

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2x	*	*	*	1.1x	*

*
Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $60,178, $35,582, $23,859 and $53,612 in 2000, 2001, 2002 and the six months ended June 30, 2004, respectively.

We issued 2,300,000 shares of Series A preferred stock in April 1997 which, while outstanding, were entitled to receive dividends at the rate of 9.25% per year, or $2.3125 per share. We redeemed these shares on April 30, 2004. We issued 2,000,000 shares of Series B preferred stock in April 1998 which are entitled to receive dividends at the rate of 8.625% per year, or $2.156 per share. We issued 1,000,000 and 48,420 shares of Series C preferred stock in July 2000 and April 2001, respectively. We repurchased 700,000 shares of Series C preferred stock in February 2004 and, in connection with this repurchase, the remaining shares of Series C preferred stock were converted into common stock. While they were outstanding, the shares of Series C preferred stock were entitled to receive dividends at the greater of 10% per year or the dividend payable on the shares of common stock issuable upon conversion of the Series C preferred stock. For purposes of the information set forth above, the dividend rate of 10% per year, or $10.00 per share, was used with respect to the shares of Series C preferred stock. In February 2004, we issued 4,739,500 shares of Series D preferred stock which are entitled to receive dividends at the rate of 8.375% per year, or $2.09375 per share.

Use of proceeds

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used for the repayment of outstanding debt, to fund additional investments and for general corporate purposes.

Description of securities

We may refer in this prospectus to one or more of the following categories of our securities:

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shares of our common stock, par value $0.10 per share ("common stock");

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shares of our preferred stock, par value $1.00 per share, in one or more series (the "preferred stock");

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debt securities, in one or more series ("debt securities");

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common stock warrants (the "common stock warrants");

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preferred stock warrants (the "preferred stock warrants");

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debt securities warrants (the "debt securities warrants"); and

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any combination of the foregoing, either individually or as units.

The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

Capital stock

As of June 30, 2004, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share, of which 2,300,000 were designated as Series A preferred stock, 2,000,000 were designated as Series B preferred stock, 2,000,000 were designated as Series C preferred stock, 4,739,500 were designated as Series D preferred stock, and 100,000 were designated as Series A Junior Participating Preferred Stock. As of June 30, 2004, we had 46,421,559 shares of our common stock, 2,000,000 shares of our Series B preferred stock, and 4,739,500 shares of our Series D preferred stock issued and outstanding. On July 9, 2004, we amended our articles of incorporation to declassify our Series A and Series D preferred stock and to increase the number of authorized shares of preferred stock from 10,000,000 to 20,000,000.

Our common stock, Series B preferred stock and Series D preferred stock are listed on the New York Stock Exchange. We intend to apply to list for trading on the New York Stock Exchange any additional shares of our common stock that are issued and sold hereunder. We may also apply to list on the New York Stock Exchange any debt securities, any additional series of preferred stock, and any securities warrants that are offered and sold hereunder, as described in the prospectus supplement relating to any such securities.

Unless otherwise indicated in a prospectus supplement relating thereto, EquiServe Trust Company, N.A. is the transfer agent and registrar of the common stock and preferred stock.

COMMON STOCK

All shares of our common stock participate equally in dividends payable to stockholders of our common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of our common stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of our common stock are, and our common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol "OHI."

PREFERRED STOCK

The terms of any series of the preferred stock offered by any prospectus supplement will be as described in such prospectus supplement. The following description of the terms of the preferred stock, except as modified in a prospectus supplement, sets forth certain general terms and provisions of the preferred stock. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the company's articles of incorporation, as amended, and the board of directors' resolution or articles supplementary relating to each series of the preferred stock which will be filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the preferred stock.

General

Under the articles of incorporation, the board of directors of the company is authorized without further stockholder action to provide for the issuance of shares of preferred stock of the company, up to the amount of shares of preferred stock authorized under the articles of incorporation but not issued or reserved for issuance thereunder, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the board of directors of the company.

The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

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the designation and stated value per share of such preferred stock and the number of shares offered;

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the amount of liquidation preference per share;

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the initial public offering price at which such preferred stock will be issued;

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the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any;

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any redemption or sinking fund provisions;

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any conversion rights; and

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any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a prospectus supplement relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of the company's general creditors.

Dividend rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the board of directors of the company, out of funds of the company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by, the method described in the prospectus supplement relating to such series of the preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the company on such record dates, fixed by the board of directors of the company, as specified in the prospectus supplement relating to such series of preferred stock.

Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. If the board of directors of the company fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which the company initially issues shares of such series.

So long as the shares of any series of the preferred stock shall be outstanding, unless

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full dividends (including if such preferred stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of such series and all other classes and series of preferred stock of the company (other than "junior stock" as defined below), and

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the company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of such series or any shares of any other preferred stock of the company of any class or series (other than junior stock), the company may not declare any dividends on any shares of common stock of the company or any other stock of the company ranking as to dividends or distributions of assets junior to such series of preferred stock (the common stock and any such other stock being herein referred to as "junior stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the company, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the company other than junior stock.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the company, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of the assets of the company available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of stock of the company ranking junior as to such distribution to such series of preferred stock, the amount set forth in the prospectus supplement relating to such series of the preferred stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the company, the amounts payable with respect to the preferred stock of any series and any other shares of preferred stock of the company (including any other series of the preferred stock) ranking as to any such distribution on a parity with such series of the preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares of preferred stock of the company will share ratably in any such distribution of assets of the company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the preferred stock will be entitled to no further participation in any distribution of assets by the company.

If liquidating distributions shall have been made in full to all holders of shares of preferred stock, the remaining assets of the company shall be distributed among the holders of junior stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the company, shall not be deemed to constitute a liquidation, dissolution or winding up of the company.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at the option of the company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the time and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the preferred stock redeemed by the company will be restored to the status of authorized but unissued shares of preferred stock of the company.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the company or by any other method as may be determined by the company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

So long as any dividends on shares of any series of the preferred stock or any other series of preferred stock of the company ranking on a parity as to dividends and distribution of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock or such other series of preferred stock of the company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion rights

The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of preferred stock or the company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

Voting rights

Except as indicated below or in a prospectus supplement relating to a particular series of the preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

So long as any shares of the preferred stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 80% of the votes entitled to be cast with respect to the then outstanding shares of such series of the preferred stock together with any "parity preferred" (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the company ranking prior to the preferred stock of such series as to dividends, and (ii) to repeal, amend or otherwise change any of the provisions applicable to the preferred stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the preferred stock. In case any series of the preferred stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the parity preferred then outstanding, the holders of shares of the preferred stock of such series, together with any series of the parity preferred which will be similarly affected, will be entitled to vote as a class, and the company will not take such action without the consent or affirmative vote, as above provided, of at least 80% of the total number of votes entitled to be cast with respect to each such series of the preferred stock and the parity preferred, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

With respect to any matter as to which the preferred stock of any series is entitled to vote, holders of the preferred stock of such series and any other series of preferred stock of the company ranking on a parity with such series of the preferred stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "parity preferred") will be entitled to cast the number of votes set forth in the prospectus supplement with respect to that series of preferred stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the preferred stock to vote together as a class with the holders of shares of one or more series of parity preferred, it is possible that the holders of such shares of parity preferred could approve action that would adversely affect such series of preferred stock, including the creation of a class of capital stock ranking prior to such series of preferred stock as to dividends, voting or distributions of assets.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

REDEMPTION AND BUSINESS COMBINATION PROVISIONS

If our board of directors is, at any time and in good faith, of the opinion that actual or constructive ownership of at least 9.9% or more of the value of our outstanding capital stock has or may become concentrated in the hands of one owner, our board of directors will have the power:

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by means deemed equitable by it, to call for the purchase from any of our stockholders a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the actual or constructive ownership of such owner to a level of no more than 9.9% of the value of our outstanding capital stock; and

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to refuse to transfer or issue voting shares of our capital stock to any person whose acquisition of such voting shares would, in the opinion of our board of directors, result in the actual or constructive ownership by that person of more than 9.9% of the value of our outstanding capital stock.

Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the value of our outstanding capital stock will be deemed void ab initio and the intended transferee will be deemed never to have had an interest therein. Subject to the rights of the preferred stock described below, the purchase price for any voting shares of our capital stock so redeemed will be equal to the fair market value of the shares reflected in the closing sales prices for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which we send notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by our board of directors in accordance with the provisions of applicable law. The purchase price for shares of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or if the shares are not then listed on a national securities exchange, the purchase price will, in the case of the Series A preferred stock and Series B preferred stock, be equal to the redemption price of such shares of Series A preferred stock and Series B preferred stock, respectively, and, in the case of the Series C preferred stock and Series D preferred stock, the purchase price will be equal to the liquidation preference of such shares of Series C preferred stock and Series D preferred stock, respectively. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase will cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Our articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a related person, be approved by the affirmative vote of at least 80% of our outstanding voting shares.

A "business combination" is defined in the articles of incorporation as:

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any merger or consolidation of our company with or into a related person;

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any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "substantial part," as defined below, of our assets including, without limitation, any voting securities of a subsidiary to a related person;

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any merger or consolidation of a related person with or into our company;

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any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to our company;

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the issuance of any securities (other than by way of pro rata distribution to all stockholders) of our company to a related person; and

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any agreement, contract or other arrangement providing for any of the transactions described in the definition of business combination.

The term "substantial part" is defined as more than 10% of the book value of our total assets as of the end of our most recent fiscal year ending prior to the time the determination is being made.

The 80% voting requirement described above will not be applicable if (i) our board of directors has unanimously approved in advance the acquisition of our stock that caused a related person to become a related person, or (ii) the business combination is solely between us and a wholly owned subsidiary. Our board of directors unanimously approved in advance the acquisition by Explorer Holdings, Inc. of our Series C preferred stock, which made Explorer a related person to us. Therefore, the 80% voting requirement is inapplicable to Explorer.

Under the terms of our articles of incorporation, as amended, our board of directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year.

The foregoing provisions of the articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 80% of our outstanding voting shares.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our board of directors' authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulation of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in the articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of the articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the articles of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

STOCKHOLDER RIGHTS PLAN

On May 12, 1999, our board of directors authorized the adoption of a stockholder rights plan. The plan is designed to require a person or group seeking to gain control of our company to offer a fair price to all of our stockholders. The rights plan will not interfere with any merger, acquisition or business combination that our board of directors finds is in our best interest and the best interests of our stockholders.

In connection with the adoption of the stockholder rights plan, our board of directors declared a dividend distribution of one right for each common share outstanding on May 24, 1999. The stockholder protection rights will not become exercisable unless a person acquires 10% or more of our common stock, or begins a tender offer that would result in the person owning 10% or more of our common stock. At that time, each stockholder protection right would entitle each stockholder other than the person who triggered the rights plan to purchase either our common stock or stock of an acquiring entity at a discount to the then market price. The plan was not adopted in response to any specific attempt to acquire control of our company. In October 2001, we amended the stockholder rights plan to exempt Explorer Holdings, Inc. and any of its transferees that become a party to the stockholders' agreement we have with Explorer from being deemed an acquiring person for purposes of the plan.

DEBT SECURITIES

The terms of any debt securities offered by any prospectus supplement will be as described in such prospectus supplement, and as provided herein to the extent not modified in the prospectus supplement. Debt securities may be issued from time to time in series under an Indenture (the "Indenture") to be entered into between the company and a trustee to be identified in the applicable prospectus supplement (the "Trustee"). As used under this caption, unless the context otherwise requires, offered debt securities shall mean the debt securities offered by this prospectus and the accompanying prospectus supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definition therein of certain terms, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following sets forth certain general terms and provisions of the debt securities. Further terms of the offered debt securities will be set forth in the prospectus supplement.

General

The Indenture provides for the issuance of debt securities in series, and does not limit the principal amount of debt securities which may be issued thereunder.

Reference is made to the prospectus supplement for the following terms of the offered debt securities:

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the specific title of the offered debt securities;

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the aggregate principal amount of the offered debt securities;

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the percentage of the principal amount at which the offered debt securities will be issued;

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the date on which the offered debt securities will mature;

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the rate or rates per annum or the method for determining such rate or rates, if any, at which the offered debt securities will bear interest;

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the times at which any such interest will be payable;

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any provisions relating to optional or mandatory redemption of the offered debt securities at the option of the company or pursuant to sinking fund or analogous provisions;

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the denominations in which the offered debt securities are authorized to be issued if other than $100,000;

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any provisions relating to the conversion or exchange of the offered debt securities into common stock or into debt securities of another series;

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the portion of the principal amount, if less than the principal amount, payable on acceleration;

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the place or places at which the company will make payments of principal (and premiums, if any) and interest, if any, and the method of payment;

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whether the offered debt securities will be issued in whole or in part in global form;

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any additional covenants and events of default and the remedies with respect thereto not currently set forth in the Indenture;

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the identity of the Trustee for the debt securities, and if not the Trustee, the identity of each paying agent and the debt securities Registrar;

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the currency or currencies other than United States Dollars in which any series of debt securities will be issued; and

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any other specific terms of the offered debt securities.

One or more series of the debt securities may be issued as discounted debt securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto.

Status of debt securities

The status and ranking of the debt securities will be as set forth in the prospectus supplement. Except as otherwise set forth in the prospectus supplement, the debt securities will be unsecured obligations of the company ranking on a parity with all other unsecured and unsubordinated indebtedness.

Conversion rights

The terms, if any, on which debt securities of a series may be exchanged for or converted into shares of common stock, preferred stock or debt securities of another series will be set forth in the prospectus supplement relating thereto. To protect the company's status as a REIT, a beneficial holder may not convert any debt security, and such debt security shall not be convertible by any holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the company's shares of common stock.

Absence of restrictive covenants

Except as noted below under "Dividends, Distributions and Acquisitions of Capital Stock," the company is not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. Except as may be set forth in the prospectus supplement, there are no provisions of the Indenture which afford holders of the debt securities protection in the event of a highly leveraged transaction involving the company.

Optional redemption

The debt securities will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the company's status as a REIT, at the option of the company in the manner specified in the Indenture at a redemption price equal to 100% of the principal amount, premium, if any, plus interest accrued to the date of redemption. The Indenture does not contain any provision requiring the company to repurchase the debt securities at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the company.

Dividends, distributions and acquisitions of capital stock

The Indenture provides that the company will not (i) declare or pay any dividend or make any distribution on its capital stock or to holders of its capital stock (other than dividends or distributions payable in its capital stock or other than as the company determines is necessary to maintain its status as a REIT), or (ii) purchase, redeem or otherwise acquire or retire for value any of its capital stock, or any warrants, rights or options or other securities to purchase or acquire any shares of its capital stock (other than the debt securities) or permit any subsidiary to do so, if at the time of such action an event of default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

Events of default

An event of default with respect to debt securities of any series is defined in the Indenture as being:

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failure to pay principal of or any premium on any debt security of that series when due;

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failure to pay any interest on any debt security of that series when due, continued for 30 days;

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failure to deposit any sinking fund payment when due, in respect of any debt security of that series;

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failure to perform any other covenant of the company in the Indenture (other than a covenant included in the Indenture solely for the benefit of one or more series of debt securities other than that series), continued for 60 days after written notice as provided in the Indenture;

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certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization; and

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any other event of default provided with respect to the debt securities of that series.

If an event of default with respect to the outstanding debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding debt securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series.

The company is required to furnish to the Trustee annually a statement as to the performance by the company of certain of its obligations under the Indenture and as to any default in such performance.

Modifications and waiver

Modifications and amendments of the Indenture may be made by the company and the Trustee without the consent of any holders to, among other things,

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evidence the succession of another corporation to the company;

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add to the covenants of the company or surrender any right or power conferred upon the company;

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establish the form or terms of debt securities, including any subordination provisions;

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cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series in any material respect;

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to add to, delete, or revise conditions, limitations and restrictions on the authorized amounts, terms or purpose of debt securities, as set forth in the Indenture; or

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evidence and provide for a successor Trustee.

Modifications and amendments of the Indenture may be made by the company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

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change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on any debt security;

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reduce the principal amount of, or premium or interest if any, on any debt security;

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reduce the amount of principal of an original issue discount debt security payable upon acceleration of the maturity thereof;

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change the currency of payment of the principal of, or premium or interest, if any, on any debt security;

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impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

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modify the conversion provisions, if any, of any debt security in a manner adverse to the holder of that debt security; or

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reduce the percentage in principal amount of the outstanding debt security of any series, the consent of whose holders is required for modification or amendment of that Indenture or for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

The holders of a majority in aggregate principal amount of the outstanding debt security of each series may, on behalf of all holders of the debt securities of that series, waive, insofar as that series is concerned, compliance by the company with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of the debt securities of that series, waive any past default under the Indenture with respect to the debt securities of that series, except a default in the payment of principal or premium or interest, if any, or a default in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

Consolidation, merger and sale of assets

The Indenture provides that the company, without the consent of the holders of any of the debt securities, may consolidate or merge with or into or transfer its assets substantially as an entirety to, any entity organized under the laws of the United States or any state, provided that the successor entity assumes the company's obligations under the Indenture, that after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have occurred and be continuing, and that certain other conditions are met.

Global securities

The debt securities of a series may be issued in whole or in part in global form (the "Global Securities"). Except as set forth in a prospectus supplement, the terms and provisions with respect to any Global Securities will be as set forth in this section captioned "Global Securities." The Global Securities will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary, identified in the prospectus supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will be described in the prospectus supplement. The company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global

Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the Indenture; provided, however, that for the purposes of obtaining any consents or directions required to be given by the holders of the debt securities, the company, the Trustee and its agents will treat a person as the holder of such principal amount of debt securities as specified in a written statement of the Depositary. Except as set forth herein or otherwise provided in the prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive physical delivery of such debt securities in definitive form and will not be considered the registered owners or holders thereof under the Indenture, but the beneficial owners and holders only.

Principal, premium, if any, and interest payments on debt securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the company, the Trustee or any Paying Agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The company expects that the Depositary for any debt securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

If the Depositary for any debt securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the company within 90 days, the company will issue such debt securities in definitive form in exchange for such Global Security. In addition, the company may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the Global Security or securities representing such debt securities.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in debt securities represented by Global Securities.

SECURITIES WARRANTS

The terms of any securities warrants offered by any prospectus supplement will be as described in such prospectus supplement, and as provided herein to the extent not modified in the prospectus supplement. The company may issue securities warrants for the purchase of common stock, preferred stock or debt securities. securities warrants may be issued independently or together with common stock, preferred stock or debt securities offered by any prospectus supplement and may be attached to or separate from such common stock, preferred stock, or debt securities. Each series of securities warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the company and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. The securities warrant agent will act solely as an agent of the company in connection with the securities warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of securities warrants. The following summaries of certain provisions of the Securities Warrant Agreement and securities warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the securities warrants relating to each series of securities warrants which will be filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of securities warrants.

In the case of securities warrants for the purchase of common stock or preferred stock, the applicable prospectus supplement will describe the terms of such securities warrants, including the following where applicable:

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the offering price;

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the aggregate number of shares purchasable upon exercise of such securities warrants, the exercise price, and in the case of securities warrants for preferred stock the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of such securities warrants;

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the designation and terms of any series of preferred stock with which such securities warrants are being offered and the number of such securities warrants being offered with such preferred stock;

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the date, if any, on and after which such securities warrants and the related series of preferred stock or common stock will be transferable separately;

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the date on which the right to exercise such securities warrants shall commence and the Expiration Date;

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any special United States Federal income tax consequences; and

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any other terms of such securities warrants.

If securities warrants for the purchase of debt securities are offered, the applicable prospectus supplement will describe the terms of such securities warrants, including the following where applicable:

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the offering price;

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the denominations and terms of the series of debt securities purchasable upon exercise of such securities warrants;

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the designation and terms of any series of debt securities, with which such securities warrants are being offered with each such debt securities;

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the date, if any, on and after which such securities warrants and the related series of debt securities will be transferable separately;

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the principal amount of the series of debt securities purchasable upon exercise of each such securities warrant and the price at which such principal amount of debt securities of such series may be purchased upon such exercise;

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the date on which the right shall expire (the "Expiration Date");

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whether the securities warrants will be issued in registered or bearer form;

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any special United States Federal income tax consequences;

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the terms, if any, on which the company may accelerate the date by which the securities warrants must be exercised; and

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any other terms of such securities warrants.

Securities warrant certificates may be exchanged for new securities warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of any securities warrant to purchase debt securities, holders of such securities warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal or premium, if any, or interest, if any, on such debt securities or to enforce covenants in the applicable indenture. Prior to the exercise of any securities warrants to purchase common stock or preferred stock, holders of such securities warrants will not have any rights of holders of such common stock or preferred stock, including the right to receive payments of dividends, if any, on such common stock or preferred stock, or to exercise any applicable right to vote.

Exercise of securities warrants

Each securities warrant will entitle the holder thereof to purchase a number of shares of common stock, preferred stock or such principal amount of debt securities, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered securities warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the company), unexercised securities warrants will become void.

Securities warrants may be exercised by delivering to the securities warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the common stock, preferred stock or debt securities, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the securities warrant certificate. securities warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the securities warrant certificate evidencing such securities warrants. Upon receipt of such payment and the securities warrant certificate properly completed and duly executed at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement, the company will, as soon as practicable, issue and deliver the common stock, preferred stock or debt securities, as the case may be, purchasable upon such exercise. If fewer than all of the securities warrants represented by such securities warrant certificate are exercised, a new securities warrant certificate will be issued for the remaining amount of securities warrants.

Amendments and supplements to securities warrant agreement

The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the securities warrants issued thereunder to effect changes that are not inconsistent with the provisions of the securities warrants and that do not adversely affect the interests of the holders of the securities warrants.

Common stock warrant adjustments

Unless otherwise indicated in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by a common stock warrant are subject to adjustment in certain events, including:

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payment of a dividend on the common stock payable in capital stock and stock splits, combinations or reclassifications of the common stock;

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issuance to all holders of common stock of rights or warrants to subscribe for or purchase shares of common stock at less than their current market price (as defined in the Securities Warrant Agreement for such series of common stock warrants); and

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certain distributions of evidences of indebtedness or assets (including cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in common stock) or of subscription rights and warrants (excluding those referred to above).

No adjustment in the exercise price of, and the number of shares of common stock covered by a common stock warrant will be made for regular quarterly or other periods of recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right or option to purchase or otherwise acquire the foregoing in exchange for cash, other property or services.

In the event of any (i) consolidation or merger of the company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the company, or (iii) reclassification, capital reorganization or change of the common stock (other than solely a change in par value or from par value to no par value), then any holder of a common stock warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such common stock warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's common stock warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the common stock warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such common stock warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock of the surviving entity were common stock.

Certain federal income tax considerations

CONSEQUENCES OF AN INVESTMENT IN OUR SECURITIES

The following is a general summary of material U.S. federal income tax considerations applicable to us, and to the purchasers of our securities and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person's particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

The following discussion relating to an investment in our securities was based on consultations with Powell, Goldstein, Frazer & Murphy LLP, our special counsel. In the opinion of Powell, Goldstein, Frazer & Murphy LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. federal income tax considerations relevant to purchasers of our securities. Powell, Goldstein, Frazer & Murphy LLP has not rendered any opinion regarding any effect of such issuance on purchasers of our securities. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received these rulings.

TAXATION OF OMEGA

General.    We have elected to be taxed as a real estate investment trust, or a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 1992. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

In the opinion of Powell, Goldstein, Frazer & Murphy LLP, which opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters concerning our business and properties. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Powell, Goldstein, Frazer & Murphy LLP on an ongoing basis. Accordingly, no assurance can be given that the various results of our operation for any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. We have neither sought nor obtained any formal ruling from the IRS regarding our qualification as a REIT and presently have no plan to apply for any such ruling. See "—Failure to Qualify."

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and the stockholder level) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference that we do not distribute or allocate to our stockholders. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm's-length basis. Eighth, if we acquire any asset, which is defined as a "built-in gain asset" from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period, which is defined as the "recognition period," beginning on the date on which such asset was acquired by us, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date), our recognized gain will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that we will not make an election pursuant to Treasury Regulations. Section 1.337(d)-7(c)(5).

Requirements for qualification.    The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Income tests.    In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally "rents from real property," interest on mortgages on real property and gains on sale of real property and real property mortgages, other than property described in Section 1221 of the Code) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business.

Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, but only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

If a loan contains a provision that entitles us to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

Prohibited transactions.    We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

Foreclosure property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

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for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

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for which the REIT markets a proper election to treat the property as foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the

Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Beginning on January 1, 2001, foreclosure property also includes any "qualified health care property," as defined in Code Section 856(e)(6) acquired by us as the result of the termination or expiration of a lease of such property. We may operate a qualified healthcare facility, acquired in this manner for two years or longer if an extension is granted. We own one property with respect to which we have made foreclosure property elections. Properties that are taken back in a foreclosure or bankruptcy and operated for our own account are treated as foreclosure properties for income tax purposes, pursuant to Internal Revenue Code Section 856(e). Gross income from foreclosure properties is "good income" for purposes of the annual REIT income tests. Once this election is made on the tax return, it is "good" for a period of three years, or until the properties are no longer operated for our own account. An election to extend the foreclosure status period for an additional three years can be made. In all cases of the foreclosure property, we utilize an independent contractor to conduct day-to-day operations in order to maintain REIT status. In certain cases we operate facilities through a taxable REIT subsidiary. For those properties operated through the taxable REIT subsidiary, we utilize an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes will increase the risk that we will fail to qualify as a REIT. Through our 2002 taxable year, we have not paid any tax on our foreclosure property because those properties have been producing losses. However, in the future, our income from foreclosure property could be significant and we could be required to pay a significant amount of tax on that income.

Hedging transactions.    From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Accordingly, our income and gain from our interest rate swap agreements generally is qualifying income for purpose, or the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

TRS income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of securities of one or more TRSs. However, a TRS does not include a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We have made TRS elections with respect to Bayside Street II, Inc. and one of our wholly-owned subsidiaries that owned all of the preferred stock of Omega Worldwide. Those entities will pay corporate income tax on their taxable income and their after-tax next income will be available for distribution to us.

Failure to satisfy income tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset tests.    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer's outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term "securities" does not include our stock in another REIT, our equity or debt securities of a qualified REIT subsidiary or TRS, or our equity interest in any partnership. The term "securities," however, generally includes our debt securities issued by another REIT or a partnership, except that debt securities of a partnership are not treated as securities for purposes of the 10% value test if we own at least a 20% profits interest in the partnership.

We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries (including stock in non-REIT C Corporations) and other assets that are not qualifying assets for purposes of the 75% asset test.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual distribution requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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85% of our REIT ordinary income for such year;

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95% of our REIT capital gain income for such year; and

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any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

The availability to us of, among other things, depreciation deductions with respect to our owned facilities depends upon the treatment by us as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as "true leases" rather than financing arrangements for federal income tax purposes. The questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as true leases for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

FAILURE TO QUALIFY

If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

OTHER TAX MATTERS

We own and operate a number of properties through qualified REIT subsidiaries, "QRSs". The QRSs are treated as qualified REIT subsidiaries under the Code. Code Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus under the heading "Taxation of Omega," the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

TAXATION OF STOCKHOLDERS

Taxation of domestic stockholders.    As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

BACKUP WITHHOLDING

Assuming that you are a U.S. stockholder, we will report to you and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

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are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

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provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See "—Taxation of Stockholders—Taxation of Foreign Stockholders."

Treatment of tax-exempt stockholders.    If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute "unrelated business taxable income," or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT's distributions as UBTI. This requirement will apply only if:

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the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts; and

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the REIT is "predominantly held" by qualified trusts.

A REIT is predominantly held if either:

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a single qualified trust holds more than 25% by value of the REIT interests; or

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one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by our board of directors.

Taxation of foreign stockholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

If you are a Non-U.S. Stockholder, the following discussion will apply to you. Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

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a lower treaty rate applies, you file an IRS Form W-8BEN with us and other conditions are met; or

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you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability.

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," although there can be no assurance that we will retain that status. If we are not "domestically controlled," gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

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investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

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you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

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the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and

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the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

OTHER TAX CONSEQUENCES

New legislation

On May 28, 2003, President George W. Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law will reduce the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 5, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

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your long-term capital gains, if any, recognized on the disposition of our shares;

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our distributions designated as long-term capital gain dividends (except to the extent attributable to "unrecaptured Section 1250 gain," in which case such distributions would continue to be subject to a 25% tax rate);

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our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

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our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

Prospective holders of our securities should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

STATE AND LOCAL TAXES

We may be and you may be subject to state or local taxes in other jurisdictions such as those in which we may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of us may not conform to the federal income tax consequences discussed above.

Plan of distribution

We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions:

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at a fixed price or prices, which may be changed;

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at market prices prevailing at the time of sale;

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at prices related to such prevailing market prices; or

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at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

When securities are to be sold to underwriters, unless otherwise set forth in the applicable prospectus supplement, the underwriters' obligations to purchase those securities will be subject to certain conditions precedent. If the underwriters purchase any of the securities, they will be obligated to purchase all of the securities.

We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to reimburse these persons for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over- allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

Legal matters

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Powell, Goldstein, Frazer & Murphy LLP.

Experts

The consolidated financial statements and schedules of Omega Healthcare Investors, Inc. appearing in Omega Healthcare Investors, Inc. Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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